                                                FILED PURSUANT TO RULE 424(b)(3)
                                                     REGISTRATION NO. 333-108925


PROSPECTUS

                                  $922,000,000

                       CENTERPOINT ENERGY RESOURCES CORP.

                                OFFER TO EXCHANGE




7.875% SENIOR NOTES DUE 2013, SERIES B    5.95% SENIOR NOTES DUE 2014, SERIES B
          FOR ALL OUTSTANDING                      FOR ALL OUTSTANDING
7.875% SENIOR NOTES DUE 2013, SERIES A    5.95% SENIOR NOTES DUE 2014, SERIES A

         THE EXCHANGE OFFER FOR SERIES A NOTES (THE "OLD NOTES") OF EACH SERIES:

         - will expire at 5:00 p.m., New York City time, January 7, 2004, unless extended; and

         - is not conditioned upon any minimum aggregate principal amount of old notes of that series being tendered for exchange or upon consummation of the exchange offer for old notes of any other series.

         THE SERIES B NOTES (THE "NEW NOTES"):

         -     will be freely tradable;

         - are substantially identical to the old notes for which they may be exchanged; and

         - will not be listed on any securities exchange or on any automated dealer quotation system, but may be sold in the over-the-counter market, in negotiated transactions or through a combination of those methods.

         YOU SHOULD NOTE THAT:

         - we will exchange all old notes of a series that are validly tendered and not validly withdrawn for an equal principal amount of new notes of that series that we have registered under the Securities Act of 1933;

         - you may withdraw tenders of old notes at any time prior to the expiration of the exchange offer; and

         - the exchange of old notes for new notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

         YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 17 OF THIS PROSPECTUS BEFORE PARTICIPATING IN THE EXCHANGE OFFER.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is December 3, 2003.

                                TABLE OF CONTENTS

         THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. SEE "WHERE YOU CAN FIND MORE INFORMATION" BEGINNING ON PAGE 57 FOR A LISTING OF DOCUMENTS WE INCORPORATE BY REFERENCE. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST DIRECTED TO CENTERPOINT ENERGY RESOURCES CORP., C/O CENTERPOINT ENERGY, INC., ATTN: INVESTOR SERVICES, P.O. BOX 4567, HOUSTON, TEXAS 77210-4567, TELEPHONE: (713) 207-3060. TO ENSURE TIMELY DELIVERY OF ANY OF OUR FILINGS, AGREEMENTS OR OTHER DOCUMENTS, YOU MUST MAKE YOUR REQUEST TO US NO LATER THAN DECEMBER 30, 2003. THE EXCHANGE OFFER WILL EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON JANUARY 7, 2004.

Cautionary Statement Regarding Forward Looking Information.............       ii
Prospectus Summary.....................................................        1
Risk Factors...........................................................       17
Private Placement......................................................       21
Use of Proceeds........................................................       21
Capitalization.........................................................       22
The Exchange Offer.....................................................       23
Description of the Notes...............................................       33
Registration Rights....................................................       46
Book Entry Delivery and Settlement.....................................       48
Certain U.S. Federal Income Tax Considerations.........................       51
Plan of Distribution...................................................       55
Transfer Restrictions..................................................       56
Legal Matters..........................................................       56
Experts................................................................       57
Where You Can Find More Information....................................       57

         Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. The letters of transmittal state that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with the resale of new notes.

           CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

         From time to time we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. In some cases, you can identify our forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "goal," "intend," "may," "objective," "plan," "potential," "predict," "projection," "should," "will," or other similar words.

         We have based our forward-looking statements on our management's beliefs and assumptions based on information available at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

         Some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements are described under "Risk Factors" beginning on page 17 of this prospectus. Other such factors are described in other documents we file with the SEC and incorporate by reference into this prospectus.

         You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement.

                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in this prospectus or incorporated by reference herein. This summary is not complete and does not contain all the information that you should consider before investing in the new notes. You should read carefully the entire prospectus, including the risk factors, financial data and financial statements included or incorporated by reference herein and the other information and documents we have incorporated by reference in this prospectus.

         Unless the context requires otherwise, the terms "CERC," "our company," "we," "our," "ours" and "us" refer to CenterPoint Energy Resources Corp.; the term "CenterPoint Energy" refers to CenterPoint Energy, Inc., our indirect parent; and the term "Reliant Energy" refers to Reliant Energy, Incorporated. We refer to our 7.875% Senior Notes due 2013, Series A as the "2013 old notes," our 5.95% Senior Notes due 2014, Series A as the "2014 old notes," and the 2013 old notes and 2014 old notes together as the "old notes." We refer to our 7.875% Senior Notes due 2013, Series B offered hereby as the "2013 new notes," our 5.95% Senior Notes due 2014, Series B offered by this prospectus as the "2014 new notes," and the 2013 new notes and 2014 new notes together as the "new notes." We sometimes refer to the old notes and the new notes collectively as the "notes."

                                   OUR COMPANY

         We own gas distribution systems that together form one of the United States' largest natural gas distribution operations in terms of the number of customers served. Through wholly owned subsidiaries, we also own two interstate natural gas pipelines and gathering systems and provide pipeline services.

         We are an indirect wholly owned subsidiary of CenterPoint Energy, a public utility holding company that became the parent of Reliant Energy and its subsidiaries on August 31, 2002 as part of a corporate restructuring of Reliant Energy. CenterPoint Energy's other principal subsidiary is CenterPoint Energy Houston Electric, LLC ("CenterPoint Houston"), a regulated utility engaged in the transmission and distribution of electric energy. CenterPoint Energy also owns an approximately 81% interest in Texas Genco Holdings, Inc. ("Texas Genco"), which owns and operates the Texas generating plants that were formerly part of the integrated electric utility that was part of Reliant Energy. CenterPoint Energy distributed to its shareholders approximately 19% of the outstanding common stock of Texas Genco on January 6, 2003.

         Reliant Energy completed the separation of the generation, transmission and distribution, and retail sales functions of its Texas electric operations (the "Restructuring") in August 2002. To effect the Restructuring, Reliant
Energy:

         -     conveyed its Texas electric generation assets to Texas Genco;

         -     became an indirect, wholly owned subsidiary of CenterPoint
               Energy;

         - was converted into a Texas limited liability company and renamed CenterPoint Energy Houston Electric, LLC; and

         - distributed the capital stock of its operating subsidiaries to CenterPoint Energy.

         As part of the Restructuring, each share of Reliant Energy common stock was converted into one share of CenterPoint Energy common stock. Prior to the Restructuring, Reliant Energy's subsidiary, Reliant Resources, Inc. ("Reliant Resources"), conducted non-utility wholesale and retail energy operations. As a result of the Restructuring, CenterPoint Energy became the owner of approximately 83% of the stock of Reliant Resources. On September 30, 2002, CenterPoint Energy distributed this stock to its shareholders on a pro rata basis.

         CenterPoint Energy is a registered public utility holding company under the Public Utility Holding Company Act of 1935 ("1935 Act"). The 1935 Act and related rules and regulations impose a number of restrictions on the activities of CenterPoint Energy and its subsidiaries. The 1935 Act, among other things, generally limits the ability of CenterPoint Energy and its subsidiaries to issue debt and equity securities without prior authorization, restricts the source of dividend payments to current and retained earnings without prior authorization, regulates sales and acquisitions of certain assets and businesses and governs affiliate transactions.

         The general corporate structure of CenterPoint Energy is described in the diagram below.

                     CENTERPOINT ENERGY CORPORATE STRUCTURE

                        [DIAGRAM OF CORPORATE STRUCTURE]

                                  OUR BUSINESS

NATURAL GAS DISTRIBUTION

         Our Natural Gas Distribution business segment engages in intrastate natural gas sales to, and natural gas transportation for, residential, commercial and industrial customers in Arkansas, Louisiana, Minnesota, Mississippi, Oklahoma and Texas and some non-rate regulated retail gas marketing operations. We currently conduct intrastate natural gas sales to, and natural gas transportation for, residential, commercial and industrial customers through three unincorporated divisions: CenterPoint Energy Arkla ("Arkla"), CenterPoint Energy Entex ("Entex") and CenterPoint Energy Minnegasco ("Minnegasco"). These operations are regulated as natural gas utility operations in the jurisdictions served by these divisions.

         - Arkla - provides natural gas distribution services in over 245 communities in Arkansas, Louisiana, Oklahoma and Texas. The largest metropolitan areas served by Arkla are Little Rock, Arkansas and Shreveport, Louisiana. In 2002, approximately 65% of Arkla's total throughput was attributable to retail sales of natural gas and approximately 35% was attributable to transportation services.

         - Entex - provides natural gas distribution services in over 500 communities in Louisiana, Mississippi and Texas. The largest metropolitan area served by Entex is

               [MAP OF NATURAL GAS DISTRIBUTION SERVICE TERRITORY]

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               Houston. In 2002, approximately 95% of Entex's total throughput was attributable to retail sales of natural gas and approximately 5% was attributable to transportation services.

         - Minnegasco - provides natural gas distribution services in over 240 communities in Minnesota. The largest metropolitan area served by Minnegasco is Minneapolis. In 2002, approximately 93% of Minnegasco's total throughput was attributable to retail sales of natural gas and approximately 7% was attributable to transportation services. Additionally, Minnegasco provides heating, ventilating and air conditioning ("HVAC") equipment and appliance repair services, HVAC and hearth equipment sales and home security monitoring which are unregulated services.

Commercial and Industrial Sales

         Our commercial and industrial sales group ("C&I group") provides comprehensive natural gas products and services to commercial and industrial customers in the Gulf Coast and Midwestern regions of the United States. Most services provided by the C&I group are not subject to rate regulation.

Supply and Transportation

         - Arkla - In 2002, Arkla purchased approximately 56% of its natural gas supply pursuant to third-party term contracts with terms ranging from three months to one year, 29% of its natural gas supply from Reliant Energy Services, a former affiliate, under a contract which expired in March 2003 and 15% on the spot market. Arkla's major third-party natural gas suppliers in 2002 included Oneok Gas Marketing Company, BP Energy Company, Aquila Energy Marketing and Cross Timbers Energy Services.

         - Entex - In 2002, Entex purchased virtually all of its natural gas supply pursuant to third-party term contracts, with terms varying from one to five years. Entex's major third-party natural gas suppliers in 2002 included AEP Gas Marketing, Kinder Morgan Texas Pipeline, L.P., Gulf Energy Marketing, Island Fuel Trading and Entergy Koch Trading.

         - Minnegasco - In 2002, Minnegasco purchased approximately 74% of its natural gas supply pursuant to third-party term contracts, with terms varying from five months to ten years, with more than 20 different suppliers. Minnegasco purchased the remaining 26% on the daily or spot market. Minnegasco purchased approximately 60% of its natural gas requirements from three third-party suppliers in 2002: Tenaska Marketing Ventures, BP Canada Energy Marketing and Mirant Americas Energy Marketing. Purchases from Reliant Energy Services represented 10% of Minnegasco's total natural gas purchases in 2002.

Purchased Gas Adjustment Provisions

         Generally, the regulations of the states in which our natural gas distribution business operates allow us to pass through changes in the costs of natural gas to our customers through purchased gas adjustment provisions in our tariffs. There is, however, a timing difference between our purchases of natural gas and the ultimate recovery of these costs. Consequently, we may incur carrying costs as a result of this timing difference that are not recoverable from our customers.

Competition

         We compete primarily with alternate energy sources such as electricity and other fuel sources. In some areas, intrastate pipelines, other gas distributors and marketers also compete directly for gas sales to end-users. In addition, as a result of federal regulatory changes affecting interstate pipelines, natural gas marketers operating on these pipelines may be able to bypass our facilities and markets and sell and/or transport natural gas directly to commercial and industrial customers.

                                       3

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PIPELINES AND GATHERING

         Our Pipelines and Gathering business segment operates two interstate natural gas pipelines as well as gas gathering facilities and also provides pipeline services.

         We own and operate gas transmission lines primarily located in Missouri, Illinois, Arkansas, Louisiana, Oklahoma and Texas. Our pipeline operations are primarily conducted by two wholly owned interstate pipeline subsidiaries: CenterPoint Energy Gas Transmission Company ("CEGT") and CenterPoint Energy - Mississippi River Transmission Corporation ("MRT").

         - CEGT is an interstate pipeline that provides natural gas transportation, natural gas storage and pipeline services to customers principally in Oklahoma, Arkansas and Louisiana.

         - MRT is an interstate pipeline that provides natural gas transportation, natural gas storage and pipeline services to customers principally in Arkansas and Missouri.

               [MAP OF PIPELINES AND GATHERING SERVICE TERRITORY]

         In 2002, approximately 27% of our total operating revenues from pipelines and gathering was attributable to services provided to Arkla, and approximately 11% was attributable to services to Laclede Gas Company ("Laclede"), an unaffiliated distribution company that provides natural gas utility service to the greater St. Louis metropolitan area in Illinois and Missouri. An additional 8% of our operating revenues from pipelines and gathering was attributable to the transportation of gas marketed by Reliant Energy Services. Services to Arkla and Laclede are provided under several long-term firm storage and transportation agreements. Contracts for firm transportation in Arkla's major service areas are currently scheduled to expire in 2005. Our agreement with Laclede expires in 2007.

         Our gathering operations are conducted by a wholly owned gas gathering subsidiary, CenterPoint Energy Field Services, Inc. ("CEFS"). CEFS is a natural gas gathering and processing business serving natural gas fields in the Midcontinent basin of the United States that interconnect with CEGT and MRT as well as other interstate and intrastate pipelines. CEFS operates gathering pipelines, which collect natural gas from more than 300 separate systems located in major producing fields in Arkansas, Louisiana, Oklahoma and Texas.

         Our Pipelines and Gathering business competes with other interstate and intrastate pipelines and gathering companies in the transportation and storage of natural gas. Principal elements of competition among pipelines are from rates, terms of service, and flexibility and reliability of service. Our Pipelines and Gathering business competes indirectly with other forms of energy, including electricity, coal, and fuel oils. However, price is the primary competitive factor for customers. Changes in the availability of energy and pipeline capacity, the level of business activity, conservation and governmental regulations, the capability to convert to alternative fuels, and other factors, including weather, affect the demand for natural gas in areas we serve and the level of competition for transportation and storage services. In addition, competition for our gathering operations is impacted by commodity pricing levels because of their influence on the level of drilling activity.

                                   REGULATION

         We are subject to regulation by various federal, state and local governmental agencies, including the regulations described below.

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         As a subsidiary of a registered public utility holding company, we are subject to a comprehensive regulatory scheme imposed by the SEC in order to protect customers, investors and the public interest. Although the SEC does not regulate rates and charges under the 1935 Act, it does regulate the structure, financing, lines of business and internal transactions of public utility holding companies and their system companies. In order to obtain

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financing, acquire additional public utility assets or stock, or engage in other significant transactions, we are required to obtain approval from the SEC under the 1935 Act.

         We received an order from the SEC relating to our financing activities on June 30, 2003 (the "June 2003 Financing Order"), which is effective until June 30, 2005. The June 2003 Financing Order establishes limits on the amount of external debt we can issue without additional authorization. We are in compliance with the authorized limits. We obtained an additional order from the SEC in October 2003 authorizing us to issue additional debt securities that we utilized in connection with retiring our 6 3/8% Term Enhanced ReMarketable Securities (the "TERMS"). The June 2003 Financing Order permits the following additional financing activities:

         -     refinancings of our existing external debt;

         -     utilization of the undrawn portion of our bank facility; and

         - the issuance of an aggregate $250 million of preferred stock and preferred securities.

         The June 2003 Financing Order requires that if we issue any securities that are rated by a nationally recognized statistical rating organization (NRSRO), the security to be issued must obtain an investment grade rating from at least one NRSRO and, as a condition to such issuance, all outstanding rated securities of ours and of CenterPoint Energy must be rated investment grade by at least one NRSRO. The June 2003 Financing Order also contains certain requirements for interest rates, maturities, issuance expenses and use of proceeds. The SEC has reserved jurisdiction over the issuance of $450 million of additional debt by us. We would need an additional order from the SEC for authority to issue this debt. Under the June 2003 Financing Order, our common equity as a percentage of total capitalization must be at least 30%.

         The United States Congress is currently considering legislation which has a provision that would repeal the 1935 Act. We cannot predict at this time whether this legislation or any variation thereof will be adopted, or if adopted, the effect of such law on our business.

FEDERAL ENERGY REGULATORY COMMISSION

         The transportation and sale or resale of natural gas in interstate commerce is subject to regulation by the Federal Energy Regulatory Commission ("FERC") under the Natural Gas Act and the Natural Gas Policy Act of 1978, as amended. FERC has jurisdiction over, among other things, the construction of pipeline and related facilities used in the transportation and storage of natural gas in interstate commerce, including the extension, expansion or abandonment of these facilities. The rates charged by interstate pipelines for interstate transportation and storage services are also regulated by FERC.

         Our natural gas pipeline subsidiaries may periodically file applications with FERC for changes in their generally available maximum rates and charges designed to allow them to recover their costs of providing service to customers (to the extent allowed by prevailing market conditions), including a reasonable rate of return. These rates are normally allowed to become effective after a suspension period and, in some cases, are subject to refund under applicable law until such time as FERC issues an order on the allowable level of rates.

         FERC Contract Inquiry. On September 15, 2003, FERC issued a Show Cause Order to CEGT, in which FERC contends that CEGT has failed to file with FERC and post on the internet certain information relating to negotiated rate contracts that CEGT had entered into pursuant to 1996 FERC orders. Those orders authorized CEGT to enter into negotiated rate contracts that deviate from the rates prescribed under its filed FERC tariffs. FERC also alleges that certain of the contracts contain provisions that CEGT was not authorized to negotiate under the terms of the 1996 orders.

         FERC initially required CEGT to file a response explaining why its failure to post all of the non-conforming terms and conditions in its negotiated rate contracts did not violate Section 4 of the Natural Gas Act and would not warrant FERC: (i) suspending or revoking CEGT's authority to enter into negotiated rate contracts; (ii) requiring CEGT to file all negotiated rate contracts for preapproval before they become effective; and (iii) requiring CEGT to provide to all customers on its system the preferential non-conforming terms and conditions that were not

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reported. FERC may also require CEGT to implement a strict compliance plan to ensure that future non-conforming contracts are reported to FERC. In its Show Cause Order, FERC did not propose any fine or other monetary sanction for the alleged violations. At the time it issued its Show Cause Order, FERC also initiated proceedings to review certain pending contracts between CEGT and members of Arkansas Gas Consumers, Inc. which FERC alleged contain similar non-conforming provisions. In that order, FERC directed CEGT to modify those contracts and make additional filings regarding them to conform to its conclusions in the Show Cause Order, including making certain provisions available on a generally applicable basis, unless CEGT can provide an acceptable explanation of why such modifications and filings are not required.

         Subsequently, CEGT met with members of FERC's staff and provided additional information relating to FERC's Show Cause Order. CEGT was granted an extension of the response period to December 15, 2003 in order to allow additional time for further discussion with staff members. In light of continuing discussions with FERC's staff, it is possible that CEGT will seek additional extensions of time beyond December 15, 2003.

         CEGT believes that its past filings with FERC conformed to FERC's filing requirements at the time the various contracts were negotiated and that it will be able to demonstrate to FERC that it has complied with the applicable policy in all material respects. Nevertheless, CEGT intends to cooperate fully with FERC and will comply with applicable FERC requirements for filing and posting information relating to those contracts. CEGT believes at this time that the ultimate resolution of this matter would not have a material adverse effect on the financial condition or results of operations of either CERC or CEGT. The negotiated rate contracts in question are a subset of all of the CEGT transportation agreements. Even if it were ultimately precluded from using negotiated rate contracts, CEGT would still be able to provide firm and interruptible transportation services to its customers under its existing tariff.

STATE AND LOCAL REGULATION

         In almost all communities in which we provide natural gas distribution services, we operate under franchises, certificates or licenses obtained from state and local authorities. The terms of the franchises, with various expiration dates, typically range from 10 to 30 years. None of our material franchises expires before 2005. We expect to be able to renew expiring franchises. In most cases, franchises to provide natural gas utility services are not exclusive.

         Substantially all of our retail natural gas sales are subject to traditional cost-of-service regulation at rates regulated by the relevant state public service commissions and, in Texas, by the Railroad Commission of Texas ("Railroad Commission") and municipalities we serve.

         Arkla Rate Increase Filing. On November 13, 2003, Arkla filed a rate increase with the Louisiana Public Service Commission which, if approved, is expected to yield approximately $15.8 million in additional annual revenue. We expect that new rates will become effective in this jurisdiction by the third quarter of 2004.

         Entex Rate Increase Filing. On June 13, 2003, Entex filed a rate increase with the City of Houston which, if approved, is expected to yield approximately $17 million in additional annual revenue. Entex is seeking a return on common equity of 11.25% and an overall return of 8.87% on its rate base. The filing does not affect the rates under special contracts with certain industrial customers. The City has suspended the rate request while it negotiates a settlement with Entex. Upon resolution of its rate filing with the City of Houston, Entex will seek to implement new rates in adjacent cities and their surrounding areas that are similar to those ultimately approved by the City of Houston. We expect that new rates will become effective in these jurisdictions by the first quarter of 2004.

         City of Tyler, Texas, Gas Costs Review. By letter to Entex dated July 31, 2002, the City of Tyler, Texas, forwarded various computations of what it believes to be excessive costs ranging from $2.8 million to $39.2 million for gas purchases by Entex for resale to residential and small commercial customers in that city under supply agreements in effect since 1992. Entex's gas costs for its Tyler system are recovered from customers pursuant to tariffs approved by the city and filed with both the city and the Railroad Commission. Pursuant to an agreement, on January 29, 2003, Entex and the city filed a Joint Petition for Review of Charges for Gas Sales with the Railroad Commission. The Joint Petition requests that the Railroad Commission determine whether Entex has properly and lawfully charged and collected for gas service to its residential and commercial customers in its Tyler distribution system for the period beginning November 1, 1992, and ending October 31, 2002. We believe that all costs for


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Entex's Tyler distribution system have been properly included and recovered from customers pursuant to Entex's filed tariffs and that the city has no legal or factual support for the statements made in its letter.

DEPARTMENT OF TRANSPORTATION

         In December 2002, Congress enacted the Pipeline Safety Improvement Act of 2002. This legislation applies to our interstate pipelines as well as our intra-state pipelines and local distribution companies. The legislation imposes several requirements related to ensuring pipeline safety and integrity. It requires companies to assess the integrity of their pipeline transmission and distribution facilities in areas of high population concentration and further requires companies to perform remediation activities, in accordance with the requirements of the legislation, over a 10-year period.

         In January 2003, the U.S. Department of Transportation published a notice of proposed rulemaking to implement provisions of the legislation. The Department of Transportation is expected to issue final rules by the end of 2003. While we anticipate that increased capital and operating expenses will be required to comply with the legislation, we will not be able to quantify the level of spending required until the Department of Transportation's final rules are issued.

                                  MISCELLANEOUS

         Our principal executive offices are located at 1111 Louisiana, Houston, Texas 77002, and our telephone number is (713) 207-1111.

                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

         On March 25, 2003 we completed the original private offering of the 2013 old notes. We received proceeds, after deducting the discount to the initial purchasers, of $641,875,000 from the original sale of the 2013 old notes. On April 14, 2003 we completed the private offering of additional 2013 old notes. We received proceeds, after deducting the discount to the initial purchasers, of $117,545,120 from the sale of additional 2013 old notes. On November 3, 2003 we completed the private offering of the 2014 old notes. We received proceeds, after deducting the discount to the initial purchasers, of approximately $158,092,800 from the sale of the 2014 old notes.

         In connection with the offerings of the old notes, we entered into registration rights agreements with the initial purchasers of the old notes in which we agreed to deliver to you this prospectus and to use our reasonable commercial efforts to complete the exchange offer for the old notes within 315 days after the respective dates of issuance of each series of the old notes. In the exchange offer, you are entitled to exchange your old notes of a series for new notes of that series, with substantially identical terms, that are registered with the SEC. You should read the discussion under the headings " -- Summary of the Terms of the New Notes" beginning on page 13 and "Description of the Notes" beginning on page 33 for further information about the new notes. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights for your old notes.

         We have summarized the terms of the exchange offer below. You should read the discussion under the heading "The Exchange Offer" beginning on page 23 for further information about the exchange offer and resale of the new notes.

The Exchange Offer.......................      We are offering to exchange:

                                               -    up to $762,000,000
                                                    aggregate principal amount
                                                    of outstanding 7.875% Senior
                                                    Notes due 2013, Series A,
                                                    for up to $762,000,000
                                                    aggregate principal amount
                                                    of 7.875% Senior Notes due
                                                    2013, Series B; and

                                               -    up to $160,000,000 aggregate
                                                    principal amount of
                                                    outstanding 5.95% Senior
                                                    Notes due 2014, Series A,
                                                    for up to $160,000,000
                                                    aggregate principal amount
                                                    of 5.95% Senior Notes due
                                                    2014, Series B.

                                               Old notes may be exchanged only
                                               in integral multiples of $1,000.

                                               The terms of each series of new
                                               notes are identical in all
                                               material respects to those of the
                                               old notes for which they may be
                                               exchanged except the new notes
                                               will not contain provisions with
                                               respect to transfer restrictions,
                                               registration rights or additional
                                               interest for failure to fulfill
                                               certain obligations under the
                                               applicable registration rights
                                               agreement. The new notes of a
                                               series will vote together with
                                               outstanding old notes of that
                                               series not exchanged on all
                                               matters on which holders of such
                                               series of old notes or new notes
                                               are entitled to vote.

                                               OLD NOTES THAT ARE NOT TENDERED
                                               FOR EXCHANGE WILL CONTINUE TO BE
                                               SUBJECT TO TRANSFER RESTRICTIONS
                                               AND WILL NOT HAVE REGISTRATION
                                               RIGHTS. THEREFORE, THE MARKET FOR
                                               SECONDARY RESALES OF OLD NOTES
                                               THAT ARE NOT TENDERED FOR
                                               EXCHANGE IS LIKELY TO BE MINIMAL.

Resale...................................      Based on interpretation of the
                                               Staff of the Division of
                                               Corporation Finance of the SEC
                                               (the "Staff") in no-action
                                               letters issued to third parties,
                                               we believe that the new notes
                                               issued pursuant to the exchange
                                               offer in exchange for old notes
                                               may be offered for resale, resold
                                               and
                                               otherwise transferred by you
                                               without compliance with the
                                               registration and prospectus
                                               delivery provisions of the
                                               Securities Act of 1933 if:

                                               -    you are not our "affiliate"
                                                    within the meaning of Rule
                                                    405 under the Securities Act
                                                    of 1933;

                                               -    you acquire such new notes
                                                    in the ordinary course of
                                                    your business; and

                                               -    you are not engaged in, and
                                                    do not intend to engage in,
                                                    and have no arrangement or
                                                    understanding with any
                                                    person to participate in, a
                                                    distribution of new notes.

                                               Each participating broker-dealer
                                               that receives new notes for its
                                               own account pursuant to the
                                               exchange offer in exchange for
                                               old notes that were acquired as a
                                               result of market-making or other
                                               trading activity must acknowledge
                                               that it will deliver a prospectus
                                               in connection with any resale of
                                               the new notes. Please read "Plan
                                               of Distribution" beginning on
                                               page 55.

Expiration Date..........................      The exchange offer for each
                                               series of old notes will expire
                                               at 5:00 p.m., New York City time,
                                               on January 7, 2004, or such later
                                               date and time to which we may
                                               extend it at our discretion. We
                                               may extend the expiration date
                                               for each series of old notes
                                               independently. Please read "The
                                               Exchange Offer -- Extensions,
                                               Delay in Acceptance, Termination
                                               or Amendment" beginning on page
                                               25 for more information about an
                                               extension of the expiration date.

Withdrawal of Tenders....................      You may withdraw your tender of
                                               old notes at any time prior to
                                               the expiration date. We will
                                               return to you, without charge,
                                               promptly after the expiration or
                                               termination of the exchange offer
                                               any old notes that you tendered
                                               but that were not accepted for
                                               exchange.

Conditions to the Exchange Offer.........      We will not be required to accept
                                               old notes for exchange:

                                               -    if the exchange offer would
                                                    be unlawful or would violate
                                                    any interpretation of the
                                                    Staff; or

                                               -    if any legal action has been
                                                    instituted or threatened
                                                    that would impair our
                                                    ability to proceed with the
                                                    exchange offer.

                                               The exchange offer for old notes
                                               of each series is not conditioned
                                               upon any minimum aggregate
                                               principal amount of old notes of
                                               such series being tendered for
                                               exchange or upon consummation of
                                               the exchange offer for old notes
                                               of any other series. The exchange
                                               offer is subject to customary
                                               conditions, which we may waive in
                                               our sole discretion. Please read
                                               "The Exchange Offer -- Conditions
                                               to the Exchange Offer" beginning
                                               on page 25 for more information
                                               about the conditions to the
                                               exchange offer.

Procedures for Tendering Old Notes.......      If you wish to participate in the
                                               exchange offer, you must
                                               complete, sign and date the
                                               accompanying letter of
                                               transmittal or a facsimile of the
                                               letter of transmittal and mail or
                                               deliver the letter of
                                               transmittal, together with your
                                               old notes, to the exchange agent.
                                               If your old notes are held
                                               through The Depository Trust
                                               Company ("DTC") you may
                                               effect delivery of the old notes
                                               by book-entry transfer.

                                               In the alternative, if your old
                                               notes are held through DTC and
                                               you wish to participate in the
                                               exchange offer, you may do so
                                               through DTC's automated tender
                                               offer program. If you tender
                                               under this program, you will
                                               agree to be bound by the letter
                                               of transmittal that we are
                                               providing with this prospectus as
                                               though you had signed the letter
                                               of transmittal. By signing or
                                               agreeing to be bound by the
                                               letter of transmittal, you will
                                               represent to us that, among other
                                               things:

                                               -    any new notes that you
                                                    receive are being acquired
                                                    in the ordinary course of
                                                    your business;

                                               -    you have no arrangement or
                                                    understanding with any
                                                    person to participate in the
                                                    distribution (within the
                                                    meaning of the Securities
                                                    Act of 1933) of the old
                                                    notes or the new notes;

                                               -    you are not our "affiliate,"
                                                    as defined in Rule 405 under
                                                    the Securities Act of 1933,
                                                    or, if you are our
                                                    affiliate, you will comply
                                                    with the registration and
                                                    prospectus delivery
                                                    requirements of the
                                                    Securities Act of 1933 to
                                                    the extent applicable;

                                               -    if you are not a
                                                    broker-dealer, you are not
                                                    engaged in, and do not
                                                    intend to engage in, a
                                                    distribution of the new
                                                    notes;

                                               -    if you are a broker-dealer,
                                                    you are not tendering old
                                                    notes acquired directly from
                                                    us or one of our affiliates;

                                               -    if you are a broker-dealer,
                                                    you will receive the new
                                                    notes for your own account
                                                    in exchange for old notes
                                                    that you acquired as a
                                                    result of market-making
                                                    activities or other trading
                                                    activities, and you will
                                                    deliver a prospectus in
                                                    connection with any resale
                                                    of such new notes; and

                                               -    you are not acting on behalf
                                                    of any person who could not
                                                    truthfully and completely
                                                    make the foregoing
                                                    representations.

Special Procedures for Beneficial
Owners...................................      If you beneficially own old notes
                                               that are registered in the name
                                               of a broker, dealer, commercial
                                               bank, trust company or other
                                               nominee and you wish to tender
                                               the old notes in the exchange
                                               offer, please contact the
                                               registered holder as soon as
                                               possible and instruct the
                                               registered holder to tender on
                                               your behalf.

                                               If you wish to tender your old
                                               notes on your own behalf, you
                                               must either arrange to have old
                                               notes registered in your name or
                                               obtain a properly completed bond
                                               power from the registered holder
                                               before completing and executing
                                               the letter of transmittal and
                                               delivering your old notes. The
                                               transfer of registered ownership
                                               may take considerable time.

Guaranteed Delivery Procedures...........      You must tender your old notes
                                               according to the guaranteed
                                               delivery procedures described in
                                               "The Exchange Offer -- Guaranteed
                                               Delivery Procedures" beginning on
                                               page 29 if any of the following
                                               apply:

                                               -    you wish to tender your old
                                                    notes but they are not
                                                    immediately
                                               available;

                                               -    you cannot deliver your old
                                                    notes, the letter of
                                                    transmittal or any other
                                                    required documents to the
                                                    exchange agent prior to the
                                                    expiration date; or

                                               -    you cannot comply with the
                                                    applicable procedures under
                                                    DTC's automated tender offer
                                                    program prior to the
                                                    expiration date.

Consequences of Failure to Exchange
Your Old Notes...........................      If you do not exchange your old
                                               notes in the exchange offer, you
                                               will no longer be entitled to
                                               registration rights. You will not
                                               be able to offer or sell the old
                                               notes unless they are later
                                               registered, sold pursuant to an
                                               exemption from registration or
                                               sold in a transaction not subject
                                               to the Securities Act of 1933 or
                                               state securities laws. Except as
                                               specified in the registration
                                               rights agreements, we are not
                                               obligated to, nor do we currently
                                               anticipate that we will register
                                               the old notes under the
                                               Securities Act of 1933. Please
                                               read "The Exchange Offer --
                                               Consequences of Failure to
                                               Exchange" beginning on page 32.

Certain U.S. Federal Income Tax
Considerations...........................      The exchange of old notes for new
                                               notes in the exchange offer
                                               should not be a taxable event for
                                               U.S. federal income tax purposes.
                                               Please read "Certain U.S. Federal
                                               Income Tax Considerations"
                                               beginning on page 51.

Use of Proceeds..........................      We will not receive any cash
                                               proceeds from the issuance of new
                                               notes in the exchange offer.

                               THE EXCHANGE AGENT

         We have appointed JPMorgan Chase Bank as exchange agent for the exchange offer. Please direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent. If you are not tendering under DTC's automated tender offer program, you should send the letter of transmittal and any other required documents to the exchange agent as follows:

                               JPMORGAN CHASE BANK

                          By Hand Or Overnight Courier:

                               JPMorgan Chase Bank
                          2001 Bryan Street, 9th Floor
                        Registered Bond Processing Dept.
                               Dallas, Texas 75201

               By Mail (Registered Or Certified Mail Recommended):

                               JPMorgan Chase Bank
                                  P.O. Box 2320
                     Attn: Registered Bond Processing Dept.
                            Dallas, Texas 75221-2320

             By Facsimile Transmission (Eligible Institutions Only):

                                 (214) 468-6494
                             Attention: Frank Ivins

                              Confirm By Telephone:

                                 (800) 275-2048

                      SUMMARY OF THE TERMS OF THE NEW NOTES

         Each series of the new notes will be freely tradable and otherwise substantially identical to the old notes of that series. The new notes will not have registration rights or provisions for additional interest. Each series of the new notes will evidence the same debt as the old notes of that series, and both new notes and old notes are governed by the same indenture. Each series of new notes will vote together with the old notes of that series not exchanged on all matters on which holders of each series of old notes and new notes are entitled to vote.

Notes Offered............................      $762,000,000 aggregate principal
                                               amount of 7.875% Senior Notes due
                                               2013, Series B; and

                                               $160,000,000 aggregate principal
                                               amount of 5.95% Senior Notes due
                                               2014, Series B.

Maturity Date............................      April 1, 2013 for the 2013 new
                                               notes; and

                                               January 15, 2014 for the 2014 new
                                               notes.

Interest Payment Dates...................      April 1 and October 1 with the
                                               initial interest payment date
                                               following the consummation of the
                                               exchange offer being April 1,
                                               2004 for the 2013 new notes, and
                                               January 15 and July 15, with the
                                               initial interest payment date
                                               following the consummation of the
                                               exchange offer being July 15,
                                               2004 for the 2014 new notes.

Ranking..................................      The new notes will:

                                               -    be unsecured;

                                               -    rank equally with all of our
                                                    other unsecured and
                                                    unsubordinated indebtedness,
                                                    including the old notes; and

                                               -    effectively rank below all
                                                    existing and future
                                                    indebtedness and other
                                                    liabilities of our
                                                    subsidiaries.

                                               As of October 31, 2003, our
                                               subsidiaries had no outstanding
                                               third-party debt.

Optional Redemption......................      We may redeem all or a part of
                                               the new notes at any time and
                                               from time to time as specified
                                               under the heading "Description of
                                               the Notes -- Optional Redemption"
                                               beginning on page 34.

Significant Covenants....................      We will issue the new notes under
                                               an indenture containing certain
                                               restrictive covenants for your
                                               benefit. These covenants, which
                                               are described under "Description
                                               of the Notes" beginning on page
                                               33, restrict our ability, with
                                               some exceptions, to:

                                               -    incur certain debt secured
                                                    by liens;

                                               -    engage in sale/leaseback
                                                    transactions; and

                                               -    merge, consolidate or
                                                    transfer substantially all
                                                    of our assets.

Lack of Public Markets for the
New Notes................................      There is no existing market for
                                               the new notes. We cannot provide
                                               any assurance about:

                                               -    the liquidity of any markets
                                                    that may develop for the new
                                                    notes;

                                               -    your ability to sell the new
                                                    notes; and

                                               -    the prices at which you will
                                                    be able to sell the new
                                                    notes.

                                               Future trading prices of the new
                                               notes will depend on many
                                               factors, including:

                                               -    prevailing interest rates;

                                               -    our operating results;

                                               -    the ratings of the new
                                                    notes; and

                                               -    the market for similar
                                                    securities.

                                               We do not intend to apply for
                                               listing of the new notes on any
                                               securities exchange or for
                                               quotation of the new notes in any
                                               automated dealer quotation
                                               system.

Risk Factors.............................      You should consider carefully all
                                               the information set forth in this
                                               prospectus and, in particular,
                                               you should evaluate the specific
                                               factors set forth under "Risk
                                               Factors" beginning on page 17
                                               before deciding whether to invest
                                               in the new notes.

Governing Law............................      The indenture and the new notes
                                               are governed by, and construed in
                                               accordance with, the laws of the
                                               State of New York.

Further Issues...........................      The 2013 new notes are initially
                                               limited to $762,000,000 in
                                               aggregate principal amount. The
                                               2014 new notes are initially
                                               limited to $160,000,000 in
                                               aggregate principal amount.
                                               However, we may issue additional
                                               notes of each series from time to
                                               time, without the consent of the
                                               holders.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

         The following table sets forth our summary consolidated financial data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the nine months ended September 30, 2002 and 2003. This table should be read in conjunction with "Management's Narrative Analysis of the Results of Operations," the consolidated financial statements and the related notes and the report of our independent auditors included in Exhibits 99.1 and 99.2 of our June 16, 2003 Form 8-K that is incorporated by reference in this prospectus, and "Management's Narrative Analysis of the Results of Operations of CenterPoint Energy Resources Corp. and Subsidiaries," the unaudited financial statements and the related notes included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 (our "Third Quarter 2003 Form 10-Q") that is incorporated by reference in this prospectus. In addition, the years ended December 31, 1998 and 1999 presented below contain certain reclassifications from amounts originally disclosed to reflect the adoption in January 2003 of Emerging Issues Task Force ("EITF") Issue No. 02-03, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities" ("EITF No. 02-03").

                                                                                                           NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                                   SEPTEMBER 30,
                            -----------------------------------------------------------------------    --------------------------
                              1998(a)        1999(a)        2000(a)         2001           2002           2002           2003
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
                                                                        (IN THOUSANDS)
REVENUES ................   $ 2,696,545    $ 3,321,321    $ 6,356,608    $ 5,044,419    $ 4,207,836    $ 2,847,667    $ 4,075,794
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
EXPENSES:
   Natural gas and
      purchased power ...     1,542,106      2,092,718      4,938,826      3,781,200      2,900,682      1,925,437      3,072,667
   Operation and
      maintenance .......       539,985        625,392        758,824        657,515        666,502        483,589        503,783
   Depreciation and
      amortization ......       191,891        198,664        214,259        207,203        167,456        124,648        132,967
   Taxes other than
      income taxes ......       112,258        103,192        112,951        132,560        119,911         85,168         94,525
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
      Total .............     2,386,240      3,019,966      6,024,860      4,778,478      3,854,551      2,618,842      3,803,942
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
OPERATING INCOME ........       310,305        301,355        331,748        265,941        353,285        228,825        271,852
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
OTHER INCOME (EXPENSE):
   Interest expense and
      distribution on
      trust preferred
      securities ........      (111,969)      (119,857)      (142,890)      (154,993)      (153,713)      (113,611)      (128,200)
   Other, net ...........         7,318         11,154          2,642         14,583          8,131          6,206          4,028
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
      Total .............      (104,651)      (108,703)      (140,248)      (140,410)      (145,582)      (107,405)      (124,172)
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
INCOME FROM CONTINUING
      OPERATIONS BEFORE
      INCOME TAXES ......       205,654        192,652        191,500        125,531        207,703        121,420        147,680
   Income Tax Expense ...       111,830         88,781         93,272         58,287         87,643         49,896         55,083
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
INCOME FROM CONTINUING
      OPERATIONS ........        93,824        103,871         98,228         67,244        120,060         71,524         92,597
   Loss from Discontinued
      Operations (b) ....            --         (3,670)       (23,861)            --             --             --             --
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
NET INCOME ..............   $    93,824    $   100,201    $    74,367    $    67,244    $   120,060    $    71,524    $    92,597
                            ===========    ===========    ===========    ===========    ===========    ===========    ===========

OTHER DATA:
Cash Provided by (Used
      in) Operating
      Activities ........       285,959        151,710        (22,117)       500,785        528,199        391,030        233,970
Cash Used in Investing
      Activities (c) ....      (245,904)      (302,043)      (281,523)      (262,135)      (244,081)      (184,829)      (196,044)
Cash Provided by (Used
      in) Financing
      Activities ........       (49,161)       203,884        246,089       (244,801)      (291,306)      (125,355)       (29,145)

                                                    AS OF DECEMBER 31,                         AS OF
                             ------------------------------------------------------------  SEPTEMBER 30,
                             1998         1999         2000         2001         2002          2003
                             ----         ----         ----         ----         ----      ------------
                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
   Total Assets.........  $6,607,535  $  7,521,425  $6,575,765  $  5,992,406  $ 6,043,519   $ 5,998,450
   Total Debt (d).......   2,016,727     2,040,101   2,255,148     2,313,566    2,379,975     2,402,787

------------------

(a) The 1998, 1999 and 2000 summary consolidated financial data from continuing operations includes the results of operations of Reliant Energy Services, Reliant Energy Services International, Inc. and Arkla Finance Corporation, which were transferred to Reliant Resources on December 31, 2000 and contain certain reclassifications from amounts originally disclosed to reflect the adoption of EITF No. 02-03.

(b) The loss from discontinued operations is the result of the transfer of all of the outstanding stock of Reliant Energy Europe Trading & Marketing, Inc. ("RE Europe Trading") to Reliant Resources on December 31, 2000. There were no operations of RE Europe Trading in 1998.

(c) Capital expenditures represent $254 million, $288 million, $291 million, $263 million, $266 million, $188 million and $190 million of cash used in investing activities for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the nine months ended September 30, 2002 and 2003, respectively.

(d) Includes notes payable to affiliates, short-term borrowings, current portion of long-term debt and long-term debt.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth ratios of earnings to fixed charges for each of the periods indicated, calculated pursuant to SEC rules:

                                            YEAR ENDED DECEMBER 31,
                                         ----------------------------     NINE MONTHS ENDED
                                         1998  1999  2000  2001  2002   SEPTEMBER 30, 2003(a)
                                         ----  ----  ----  ----  ----   ---------------------
Ratio of earnings to fixed charges.....  2.71  2.47  2.24  1.76  2.28            2.09

----------------
(a) We do not believe that the ratio for the nine-month period is necessarily indicative of the ratio for the twelve-month period because of the seasonal nature of our business.

                                  RISK FACTORS

         There are many risks that may affect your investment in the new notes. Some of these risks, but not all of them, are listed below. You should carefully consider these risks as well as the other information included or incorporated by reference in this prospectus before exchanging your old notes.

RISK FACTORS RELATING TO THE EXCHANGE OFFER

     IF YOU FAIL TO EXCHANGE YOUR OLD NOTES, THE EXISTING TRANSFER RESTRICTIONS WILL REMAIN IN EFFECT AND THE MARKET VALUE OF YOUR OLD NOTES MAY BE ADVERSELY AFFECTED BECAUSE THEY MAY BE MORE DIFFICULT TO SELL.

         If you do not exchange your old notes for new notes under the exchange offer, then you will continue to be subject to the existing transfer restrictions on the old notes. In general, the old notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act of 1933 and applicable state securities laws. Except in connection with this exchange offer or as required by the registration rights agreements, we do not intend to register resales of the old notes under the Securities Act of 1933.

         Tenders of old notes under the exchange offer will reduce the aggregate principal amount of the unregistered notes outstanding. This may have an adverse effect upon, and increase the volatility of, the market price of any old notes that you continue to hold following completion of the exchange offer due to a reduction in liquidity.

PRINCIPAL RISK FACTORS ASSOCIATED WITH OUR BUSINESSES

     OUR BUSINESSES MUST COMPETE WITH ALTERNATIVE ENERGY SOURCES, AND OUR PIPELINES AND GATHERING BUSINESSES MUST COMPETE DIRECTLY WITH OTHERS IN THE TRANSPORTATION AND STORAGE OF NATURAL GAS.

         We compete primarily with alternate energy sources such as electricity and other fuel sources. In some areas, intrastate pipelines, other natural gas distributors and marketers also compete directly with us for natural gas sales to end-users. In addition, as a result of federal regulatory changes affecting interstate pipelines, natural gas marketers operating on these pipelines may be able to bypass our facilities and market, sell and/or transport natural gas directly to commercial and industrial customers. Any reduction in the amount of natural gas marketed, sold or transported by us as a result of competition may have an adverse impact on our results of operations, financial condition and cash flows.

         Our two interstate pipelines and our gathering systems compete with other interstate and intrastate pipelines and gathering systems in the transportation and storage of natural gas. The principal elements of competition are rates, terms of service, and flexibility and reliability of service. They also compete indirectly with other forms of energy, including electricity, coal and fuel oils. The primary competitive factor is price. The actions of our competitors could lead to lower prices, which may have an adverse impact on our results of operations, financial condition and cash flows.

     OUR NATURAL GAS DISTRIBUTION BUSINESS IS SUBJECT TO FLUCTUATIONS IN NATURAL GAS PRICING LEVELS.

         We are subject to risk associated with price movements of natural gas. Movements in natural gas prices might affect our ability to collect balances due from our customers and could create the potential for uncollectible accounts expense to exceed the recoverable levels built into our tariff rates. In addition, a sustained period of high natural gas prices could apply downward demand pressure on natural gas consumers in our service territory. Additionally, increasing gas prices could create the need for us to provide collateral in order to purchase gas.

     WE MAY INCUR CARRYING COSTS ASSOCIATED WITH PASSING THROUGH CHANGES IN THE COSTS OF NATURAL GAS.

         Generally, the regulations of the states in which we operate allow us to pass through changes in the costs of natural gas to our customers through purchased gas adjustment provisions in the applicable tariffs. There is, however, a timing difference between our purchases of natural gas and the ultimate recovery of these costs. Consequently, we may incur carrying costs as a result of this timing difference that are not recoverable from our customers. The failure to recover those additional carrying costs may have an adverse effect on our results of operations, financial condition and cash flows.

     IF WE FAIL TO EXTEND CONTRACTS WITH TWO OF OUR SIGNIFICANT INTERSTATE PIPELINES' CUSTOMERS, THERE COULD BE AN ADVERSE IMPACT ON OUR OPERATIONS.

         Contracts with two of our interstate pipelines' significant customers, CenterPoint Energy Arkla and Laclede Gas Company, are currently scheduled to expire in 2005 and 2007, respectively. To the extent the pipelines are unable to extend these contracts or the contracts are renegotiated at rates substantially different than the rates provided in the current contracts, there could be an adverse effect on our results of operations, financial condition and cash flows.

     OUR INTERSTATE PIPELINES ARE SUBJECT TO FLUCTUATIONS IN THE SUPPLY OF GAS.

         Our interstate pipelines largely rely on gas sourced in the various supply basins located in the Midcontinent region of the United States. To the extent the availability of this supply is substantially reduced, it could have an adverse effect on our results of operations, financial condition and cash flows.

     OUR REVENUES AND RESULTS OF OPERATIONS ARE SEASONAL.

         A substantial portion of our revenues is derived from natural gas sales and transportation. Thus, our revenues and results of operations are subject to seasonality, weather conditions and other changes in natural gas usage, with revenues being higher during the winter months.

RISK FACTORS ASSOCIATED WITH OUR FINANCIAL CONDITION

     IF WE ARE UNABLE TO ARRANGE FUTURE FINANCINGS ON ACCEPTABLE TERMS, OUR ABILITY TO FUND FUTURE CAPITAL EXPENDITURES AND REFINANCE EXISTING INDEBTEDNESS COULD BE LIMITED.

         As of September 30, 2003, we had $2.4 billion of outstanding indebtedness. Approximately $658 million principal amount of this debt must be paid through 2006. Included in the approximately $658 million is $140 million principal amount of TERMS that were retired in November 2003. In addition, the capital constraints and other factors currently impacting our parent company's and our businesses may require our future indebtedness to include terms that are more restrictive or burdensome than those of our current or historical indebtedness. These terms may negatively impact our ability to operate our business or adversely affect our financial condition and results of operations. The success of our future financing efforts may depend, at least in part, on:

         -        general economic and capital market conditions,

         - credit availability from financial institutions and other lenders,

         -        investor confidence in us and the markets in which we operate,

         - maintenance of acceptable credit ratings by us and by CenterPoint Energy,

         - market expectations regarding our future earnings and probable cash flows,

         - market perceptions of our ability to access capital markets on reasonable terms,

         - our exposure to Reliant Resources in connection with its indemnification obligations arising in connection with its separation from CenterPoint Energy,

         -        provisions of relevant tax and securities laws, and

         - our ability to obtain approval of financing transactions under the 1935 Act.

         Our current credit ratings are discussed in "Management's Narrative Analysis of the Results of Operations of CenterPoint Energy Resources Corp. and Subsidiaries -- Liquidity -- Impact on Liquidity of a Downgrade in Credit Ratings" in Item 2 of Part I of our Third Quarter 2003 Form 10-Q. We cannot assure you that these credit ratings will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell or hold our securities. Each rating should be evaluated independently of any other rating. Any future reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to access capital on acceptable terms.

     THE FINANCIAL CONDITION AND LIQUIDITY OF OUR PARENT COMPANY COULD AFFECT OUR ACCESS TO CAPITAL, OUR CREDIT STANDING AND OUR FINANCIAL CONDITION.

         Our ratings and credit may be impacted by CenterPoint Energy's credit standing. CenterPoint Energy and its subsidiaries other than us have approximately $3.2 billion principal amount of debt required to be paid through 2006. This amount excludes amounts related to capital leases, securitization debt and indexed debt securities obligations. On October 7, 2003, Moody's Investors Services, Inc. placed CenterPoint Energy's senior unsecured credit rating on review for downgrade, reflecting concerns that may lead to a downgrade. We cannot assure you that CenterPoint Energy and its other subsidiaries will be able to pay or refinance these amounts. If CenterPoint Energy were to experience a deterioration in its credit standing or liquidity difficulties, our access to credit and our ratings could be adversely affected.

     WE ARE A WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY. CENTERPOINT ENERGY CAN EXERCISE SUBSTANTIAL CONTROL OVER OUR DIVIDEND POLICY AND BUSINESS AND OPERATIONS AND COULD DO SO IN A MANNER THAT IS ADVERSE TO OUR INTERESTS.

         We are managed by officers and employees of CenterPoint Energy. Our management will make determinations with respect to the following:

         -        our payment of dividends,

         - decisions on our financings and our capital raising activities,

         -        mergers or other business combinations, and

         -        our acquisition or disposition of assets.

         There are no contractual restrictions on our ability to pay dividends to CenterPoint Energy. Our management could decide to increase our dividends to CenterPoint Energy to support its cash needs. This could adversely affect our liquidity. Under the 1935 Act, our ability to pay dividends is restricted by the SEC's requirement that common equity as a percentage of total capitalization must be at least 30% after the payment of any dividend.

OTHER RISKS

     WE, AS A SUBSIDIARY OF CENTERPOINT ENERGY, A PUBLIC UTILITY HOLDING COMPANY, ARE SUBJECT TO REGULATION UNDER THE 1935 ACT. THE 1935 ACT AND RELATED RULES AND REGULATIONS IMPOSE A NUMBER OF RESTRICTIONS ON OUR ACTIVITIES.

         CenterPoint Energy and certain of its subsidiaries, including us, are subject to regulation by the SEC under the 1935 Act. The 1935 Act, among other things, limits the ability of a holding company and its subsidiaries to issue debt and equity securities without prior authorization, restricts the source of dividend payments to current and retained earnings without prior authorization, regulates sales and acquisitions of certain assets and businesses and governs affiliate transactions.

         CenterPoint Energy and its subsidiaries, including us, received an order from the SEC under the 1935 Act on June 30, 2003 relating to financing activities, which is effective until June 30, 2005. We must seek a new order before the expiration date. Although authorized levels of financing, together with current levels of liquidity, are believed to be adequate during the period the order is effective, unforeseen events could result in capital needs in excess of authorized amounts, necessitating further authorization from the SEC. Approval of filings under the 1935 Act can take extended periods.

         The United States Congress is currently considering legislation which has a provision that would repeal the 1935 Act. We cannot predict at this time whether this legislation or any variation thereof will be adopted or, if adopted, the effect of any such law on our business.

     OUR INSURANCE COVERAGE MAY NOT BE SUFFICIENT. INSUFFICIENT INSURANCE COVERAGE AND INCREASED INSURANCE COSTS COULD ADVERSELY IMPACT OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

         We currently have general liability and property insurance in place to cover certain of our facilities in amounts that we consider appropriate. Such policies are subject to certain limits and deductibles and do not include business interruption coverage. We cannot assure you that insurance coverage will be available in the future on commercially reasonable terms or that the insurance proceeds received for any loss of or any damage to any of our facilities will be sufficient to restore the loss or damage without negative impact on our results of operations, financial condition and cash flows. The costs of our insurance coverage have increased significantly in recent months and may continue to increase in the future.

     OUR REVENUES AND RESULTS OF OPERATIONS ARE SUBJECT TO RISKS THAT ARE BEYOND OUR CONTROL, INCLUDING BUT NOT LIMITED TO FUTURE TERRORIST ATTACKS OR RELATED ACTS OF WAR.

         The cost of repairing damage to our facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events, in excess of reserves established for such repairs, may adversely impact our results of operations, financial condition and cash flows. The occurrence or risk of occurrence of future terrorist activity may impact our results of operations, financial condition and cash flows in unpredictable ways. These actions could also result in adverse changes in the insurance markets and disruptions of power and fuel markets. In addition, our natural gas distribution and pipeline and gathering facilities could be directly or indirectly harmed by future terrorist activity. The occurrence or risk of occurrence of future terrorist attacks or related acts of war could also adversely affect the United States economy. A lower level of economic activity could result in a decline in energy consumption, which could adversely affect our revenues and margins and limit our future growth prospects. Also, these risks could cause instability in the financial markets and adversely affect our ability to access capital.

RISKS RELATED TO THE NEW NOTES

     WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE NEW NOTES.

         The new notes will be new securities for which currently there is no established trading market. We cannot assure you that a trading market will develop for each series of new notes. Even if a market for each series of new notes does develop, we cannot assure you that there will be liquidity in that market, or that each series of new notes might not trade for less than their original value or face amount. If a liquid market for each series of new notes does not develop, you may be unable to resell such each series of new notes for a long period of time, if at all. This means you may not be able to readily convert your new notes into cash, and the new notes may not be accepted as collateral for a loan.

         Even if a market for each series of new notes develops, trading prices could be higher or lower than the initial offering prices. The prices of each series of new notes will depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. Declines in the market prices for debt securities generally may also materially and adversely affect the liquidity of each series of new notes, independent of our financial performance.

                                PRIVATE PLACEMENT

         We issued $650,000,000 aggregate principal amount of the 2013 old notes on March 25, 2003, $112,000,000 aggregate principal amount of the 2013 old notes on April 14, 2003 and $160,000,000 aggregate principal amount of the 2014 old notes on November 3, 2003 to the initial purchasers of those respective series of old notes. We issued each series of old notes to the initial purchasers in transactions exempt from or not subject to registration under the Securities Act of 1933. The initial purchasers then offered and resold the old notes to qualified institutional buyers or non-U.S. persons in compliance with Regulation S under the Securities Act of 1933 initially at the price of 100% of the principal amount in the March 25, 2003 offering, 105.826% of the principal amount in the April 14, 2003 offering and 99.508% of the principal amount in the November 3, 2003 offering.

         We received net proceeds, after deducting the initial purchasers' discount and our estimated expenses, of approximately $641.3 million from the sale of 2013 old notes on March 25, 2003. We used those proceeds to:

         - refinance $260 million aggregate principal amount ($266.6 million book value) of the TERMS and finance approximately $41 million of costs associated with the refinancing, and

         - repay $340.3 million of outstanding indebtedness under our then existing $350 million bank revolving credit facility which was scheduled to terminate on March 31, 2003.

         We received net proceeds, after deducting the initial purchasers' discount and our estimated expenses, of approximately $117.4 million from the sale of additional 2013 old notes on April 14, 2003. We used those proceeds to refinance $100 million aggregate principal amount of the TERMS, finance approximately $15 million of costs associated with the refinancing and pay $2.4 million of the $2.9 million of interest accrued on the refinanced TERMS as of the April 14, 2003 closing date.

         We received net proceeds, after deducting the initial purchasers' discount and our estimated expenses, of approximately $157.8 million from the sale of 2014 old notes on November 3, 2003. We accepted $140 million aggregate principal amount of the TERMS and $1,250,800 as consideration for the 2014 old notes. We retired the TERMS and used the cash proceeds to pay issuance costs of the 2014 old notes and for general corporate purposes.

                                 USE OF PROCEEDS

         We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes of each series, we will receive in exchange a like principal amount of old notes of that series. The old notes surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any change in our capitalization.

                                 CAPITALIZATION

         The following table sets forth our short-term debt and capitalization as of September 30, 2003: (1) on an actual basis; and (2) on an as adjusted basis, after giving effect to the issuance of the 2014 old notes and the use of proceeds therefrom as if these transactions had occurred as of September 30, 2003. This table should be read in conjunction with our consolidated financial statements and related notes thereto and "Management's Narrative Analysis of the Results of Operations" included in Exhibits 99.2 and 99.1 of our June 16, 2003 Form 8-K that is incorporated by reference in this prospectus, and the unaudited financial statements and related notes thereto and "Management's Narrative Analysis of the Results of Operations of CenterPoint Energy Resources Corp. and Subsidiaries" included in our Third Quarter 2003 Form 10-Q that is incorporated by reference in this prospectus.

                                                                                       SEPTEMBER 30, 2003
                                                                           ----------------------------------------
                                                                              ACTUAL       AS ADJUSTED          %
                                                                           ------------   -------------       -----
                                                                                  (in thousands)
Short-Term Debt:
    Short-term borrowings.........................................         $     55,000   $      55,000         1.2
    Current portion of long-term debt.............................                   --              --          --
                                                                           ------------   -------------       -----
         Total short-term debt....................................               55,000          55,000         1.2
Long-Term Debt:
    Existing long-term debt.......................................            2,347,787       2,206,929        48.6
    5.95% Senior Notes due 2014...................................                   --         159,213         3.5
                                                                           ------------   -------------       -----
         Total long-term debt.....................................            2,347,787       2,366,142        52.1
                                                                           ------------   -------------       -----
Total Debt........................................................            2,402,787       2,421,142        53.3
Stockholder's Equity..............................................            2,118,526       2,118,526        46.7
                                                                           ------------   -------------       -----
Total Capitalization and Short-Term Debt..........................         $  4,521,313   $   4,539,668       100.0%
                                                                           ============   =============       =====

                               THE EXCHANGE OFFER

         Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

         In connection with the sale of each series of old notes, we entered into registration rights agreements with the initial purchasers of such series of old notes. In each such agreement, we agreed to file a registration statement relating to an offer to exchange each series of old notes for the new notes of that series. We also agreed to use our reasonable commercial efforts to complete the exchange offer within 315 days after the date of issuance of each series of old notes. We are offering each series of the new notes under this prospectus in an exchange offer for the old notes of that series to satisfy our obligations under the registration rights agreements. We refer to our offer to exchange each series of the new notes for the old notes of that series as the "exchange offer."

         The exchange offer consists of separate, independent offers for each series of old notes. The new notes of a series will have terms substantially identical to the old notes of that series, except that the new notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations under the relevant registration rights agreement. The new notes of a series will vote together with the old notes of that series not exchanged on all matters on which holders of the old notes and new notes of such series are entitled to vote. The 2013 old notes were issued on March 25, 2003 and April 14, 2003, and the 2014 old notes were issued on November 3, 2003.

RESALE OF NEW NOTES

         Based on interpretations of the Staff in "no-action letters" to third parties, we believe that each new note issued in the exchange offer may be offered for resale, resold and transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933 if:

         - you are not our "affiliate" within the meaning of Rule 405 under the Securities Act of 1933,

         - you acquire such new notes in the ordinary course of your business, and

         - you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of new notes.

         The SEC has not, however, considered the legality of our exchange offer in the context of a "no-action letter," and there can be no assurance that the Staff would make a similar determination with respect to our new notes as it has in other interpretations to other parties.

         If you tender your old notes with the intention of participating in any manner in a distribution of the new notes, you:

         -        cannot rely on the interpretations of the Staff, and

         - must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction of the old notes.

         Unless an exemption from registration is otherwise available, the resale by any noteholder intending to distribute new notes should be covered by an effective registration statement under the Securities Act of 1933 containing the selling noteholder's information required by Item 507 or Item 508, as applicable, of Regulation S-K under the Securities Act of 1933. This prospectus may be used for an offer to resell, resale or other retransfer of new notes only as specifically described in this prospectus. Failure to comply with the registration and prospectus delivery requirements by a holder subject to these requirements should result in that holder incurring liability for which it is not indemnified by us. With respect to broker-dealers, only those that acquired the old notes for their own account as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. Please read "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

         Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any old notes of a series properly tendered and not withdrawn prior to the expiration date of the exchange offer for new notes of that series. We will issue $1,000 principal amount of new notes of the relevant series in exchange for each $1,000 principal amount of old notes of that series surrendered under the exchange offer. Old notes may be tendered only in integral multiples of $1,000.

         The exchange offer for old notes of each series is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange or upon the consummation of the exchange offer for old notes of any other series.

         As of the date of this prospectus, $922 million principal amount of old notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

         We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreements, the applicable requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Old notes that are not tendered for exchange in the exchange offer:

         -        will remain outstanding,

         -        will continue to accrue interest, and

         - will be entitled to the rights and benefits that holders have under the indenture relating to the notes and, if applicable, the relevant registration rights agreement.

However, these old notes will not be freely tradable. Except as specified in the registration rights agreements, we are not obligated to, nor do we currently anticipate that we will, register the old notes under the Securities Act of 1933. Please read " -- Consequences of Failure to Exchange" below.

         We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the relevant registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

         If you tender old notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read " -- Fees and Expenses" for more details about fees and expenses incurred in the exchange offer.

         We will return any old notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

EXPIRATION DATE

         The exchange offer for old notes of each series will expire at 5:00 p.m., New York City time, on January 7, 2004, unless in our sole discretion we extend it.

EXTENSIONS, DELAY IN ACCEPTANCE, TERMINATION OR AMENDMENT

         We expressly reserve the right, at any time or from time to time, at our discretion, to extend the period of time during which the exchange offer for any series of old notes is open. We may extend that period for each series independently. We may delay acceptance for exchange of any old notes of a series by giving oral or written notice of the extension to their holders. During any such extensions, all old notes of that series you have previously tendered will remain subject to the exchange offer for that series, and we may accept them for exchange.

         To extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We also will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

         If any of the conditions described below under " -- Conditions to the Exchange Offer" has not been satisfied with respect to the exchange offer for any series of old notes, we reserve the right, in our sole discretion:

         -        to delay accepting for exchange any old notes of that series,

         -        to extend the exchange offer for that series, or

         -        to terminate the exchange offer for that series.

         We will give oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreements, we also reserve the right to amend the terms of the exchange offer for any series in any manner.

         Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of old notes of the series affected. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose that amendment by means of a prospectus supplement. We will distribute the supplement to the registered holders of the old notes of the series affected. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during such period.

         Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

CONDITIONS TO THE EXCHANGE OFFER

         Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any new notes of a series for any old notes of that series, and we may terminate the exchange offer for that series as provided in this prospectus before accepting any old notes of that series for exchange, if in our reasonable judgment:

         - the exchange offer for that series, or the making of any exchange by a holder of old notes of that series, would violate any applicable law or any applicable interpretation of the Staff, or

         - any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer for that series that, in our judgment, would reasonably be expected to impair our ability to proceed with that exchange offer.

         In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us:

         - the representations described under " -- Procedures for Tendering" and "Plan of Distribution" and in the letter of transmittal, and

         - such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registering the new notes under the Securities Act of 1933.

         We expressly reserve the right to amend or terminate the exchange offer for any series of old notes, and to reject for exchange any old notes not previously accepted for exchange in that exchange offer, upon the occurrence of any of the conditions to that exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes of the series affected as promptly as practicable.

         These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. Our failure at any time to exercise any of these rights will not mean that we have waived our rights. Each right will be deemed an ongoing right that we may assert at any time or at various times.

         In addition, we will not accept for exchange any old notes tendered, and will not issue new notes in exchange for any such old notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus forms a part or the qualification of the indenture relating to the new notes under the Trust Indenture Act of 1939.

PROCEDURES FOR TENDERING

     HOW TO TENDER GENERALLY

         Only a holder of old notes may tender such old notes in the exchange offer. To tender in the exchange offer, a holder must either (1) comply with the procedures for physical tender or (2) comply with the automated tender offer program procedures of The Depository Trust Company, or DTC, described below.

         To complete a physical tender, a holder must:

         - complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal,

         - have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires,

         - mail or deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date, and

         - deliver the old notes to the exchange agent prior to the expiration date or comply with the guaranteed delivery procedures described below.

         To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address provided above under "Prospectus Summary -- The Exchange Agent" prior to the expiration date.

         To complete a tender through DTC's automated tender offer program, the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such old notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent's message.

         The tender by a holder that is not withdrawn prior to the expiration date and our acceptance of that tender will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

         THE METHOD OF DELIVERY OF OLD NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. RATHER THAN MAIL THESE ITEMS, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. YOU SHOULD NOT SEND THE LETTER OF TRANSMITTAL OR OLD NOTES TO US. YOU MAY REQUEST YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO EFFECT THE ABOVE TRANSACTIONS FOR YOU.

     BOOK-ENTRY TRANSFER

         The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC's system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. If you are unable to deliver confirmation of the book-entry tender of your old notes into the exchange agent's account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date, you must tender your old notes according to the guaranteed delivery procedures described below.

     TENDERING THROUGH DTC'S AUTOMATED TENDER OFFER PROGRAM

         The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's automated tender offer program to tender its old notes. Accordingly, participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent.

         An "agent's message" is a message transmitted by DTC to and received by the exchange agent and forming part of the book-entry confirmation, stating that:

         - DTC has received an express acknowledgment from a participant in DTC's automated tender offer program that is tendering old notes that are the subject of such book-entry confirmation,

         - the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, the participant has received and agrees to be bound by the applicable notice of guaranteed delivery, and

         -        we may enforce the agreement against such participant.

     HOW TO TENDER IF YOU ARE A BENEFICIAL OWNER

         If you beneficially own old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder as soon as possible and instruct the registered holder to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either:

         - make appropriate arrangements to register ownership of the old notes in your name, or

         - obtain a properly completed bond power from the registered holder of your old notes.

         The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

SIGNATURES AND SIGNATURE GUARANTEES

         You must have signatures on a letter of transmittal or a notice of withdrawal described below under "--Withdrawal of Tenders" guaranteed by an eligible institution unless the old notes are tendered:

         - by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal and the new notes are being issued directly to the registered holder of the old notes tendered in the exchange for those new notes, or

         -        for the account of an eligible institution.

An "eligible institution" is a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, in each case, that is a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

WHEN ENDORSEMENTS OR BOND POWERS ARE NEEDED

         If a person other than the registered holder of any old notes signs the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power. The registered holder must sign the bond power as the registered holder's name appears on the old notes. An eligible institution must guarantee that signature.

         If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, or officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, they also must submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

DETERMINATIONS UNDER THE EXCHANGE OFFER

         We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes our acceptance of which, in the opinion of our counsel, might be unlawful. We also reserve the right to waive any defects, irregularities or conditions of the exchange offer as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

         Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of defects or irregularities with respect to tenders of old notes, nor will we or those persons incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

WHEN WE WILL ISSUE NEW NOTES

         In all cases, we will issue new notes of a series for the old notes of that series that we have accepted for exchange in the exchange offer only after the exchange agent timely receives:

         - such old notes or a timely book-entry confirmation of transfer of such old notes into the exchange agent's account at DTC, and

         - a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

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

RETURN OF OLD NOTES NOT ACCEPTED OR EXCHANGED

         If we do not accept any tendered old notes of a series for exchange for any reason described in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, we will return the unaccepted or non-exchanged old notes of that series without expense to their tendering holder. In the case of old notes of a series tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described below, such non-exchanged old notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

YOUR REPRESENTATIONS TO US

         By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

         - any new notes that you receive are being acquired in the ordinary course of your business,

         - you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act of 1933) of the old notes or the new notes,

         - you are not our "affiliate," as defined in Rule 405 under the Securities Act of 1933, or, if you are our affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act of 1933 to the extent applicable,

         - if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, a distribution of the new notes,

         - if you are a broker-dealer, you are not tendering old notes acquired directly from us or one of our affiliates,

         - if you are a broker-dealer, you will receive the new notes for your own account in exchange for old notes that you acquired as a result of market-making activities or other trading activities, and you will deliver a prospectus in connection with any resale of such new notes, and

         - you are not acting on behalf of any person who could not truthfully and completely make the foregoing representations.

GUARANTEED DELIVERY PROCEDURES

         If you wish to tender your old notes but they are not immediately available or if you cannot deliver your old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's automated tender offer program prior to the expiration date, you may tender if:

         -        the tender is made through an eligible institution,

         - prior to the expiration date, the exchange agent receives from such eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent's message and notice of guaranteed delivery:

                  - stating your name and address, the registered number(s) of your old notes and the principal amount of old notes tendered,

                  -        stating that the tender is being made thereby, and

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

                  - guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof or agent's message in lieu thereof, together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by such eligible institution with the exchange agent, and

         - the exchange agent receives such properly completed and executed letter of transmittal or facsimile or agent's message, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

         If you wish to tender old notes pursuant to the guaranteed delivery procedures described in the letter of transmittal, you must ensure that the exchange agent receives the notice of guaranteed delivery prior to 5:00 p.m., New York City time, on the applicable expiration date. Upon request to the exchange agent, the exchange agent will send a notice of guaranteed delivery to you if you wish to tender your old notes according to the guaranteed delivery procedures described above.

WITHDRAWAL OF TENDERS

         Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 5:00 p.m., New York City time, on the expiration date.

         For a withdrawal to be effective:

         - the exchange agent must receive a written notice of withdrawal at one of the addresses listed above under "Prospectus Summary--The Exchange Agent," or

         - the withdrawing holder must comply with the appropriate procedures of DTC's automated tender offer program.

         Any notice of withdrawal must:

         - specify the name of the person who tendered the old notes to be withdrawn,

         - identify the old notes to be withdrawn, including the registration number or numbers and the principal amount of such old notes,

         - be signed by the person who tendered the old notes in the same manner as the original signature on the letter of transmittal used to deposit those old notes or be accompanied by documents of transfer sufficient to permit the trustee to register the transfer in the name of the person withdrawing the tender, and

         - specify the name in which such old notes are to be registered, if different from that of the person who tendered the old notes.

         If old notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

         We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

         Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, such old notes will be credited to an account maintained with DTC for the old notes. This return or crediting will take place as soon as practicable after withdrawal. You may retender properly withdrawn old notes by following one of the procedures described under "--Procedures for Tendering" above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

FEES AND EXPENSES

         We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by facsimile, e-mail, telephone or in person by our officers and regular employees and those of our affiliates.

         We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

         We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

         -        SEC registration fees for the new notes,

         -        fees and expenses of the exchange agent and trustee,

         -        accounting and legal fees,

         -        printing costs, and

         -        related fees and expenses.

TRANSFER TAXES

         If you tender your old notes for exchange, you will not be required to pay any transfer taxes. We will pay or cause to be paid all transfer taxes, if any, applicable to the exchange of old notes in the exchange offer. The tendering holder will, however, be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

         - certificates representing new notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered,

         - tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or

         - a transfer tax is imposed for any reason other than the exchange of old notes for new notes in the exchange offer.

         If satisfactory evidence of payment of any transfer taxes payable by a tendering holder is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to that tendering holder. The exchange agent will retain possession of new notes with a face amount equal to the amount of the transfer taxes due until it receives payment of the taxes.

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

CONSEQUENCES OF FAILURE TO EXCHANGE

         If you do not exchange your old notes for new notes in the exchange offer, or if you tender your old notes but subsequently withdraw them, you will remain subject to the existing restrictions on transfer of the old notes. In general, you may not offer or sell the old notes unless either the offer and sale is registered under the Securities Act of 1933 or the offer or sale is exempt from or not subject to registration under the Securities Act of 1933 and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the old notes under the Securities Act of 1933.

         The tender of old notes of a series in the exchange offer will reduce the outstanding principal amount of the old notes of that series. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any old notes of that series that you continue to hold.

ACCOUNTING TREATMENT

         We will amortize our expenses of the exchange offer relating to each series of old notes over the term of the new notes of that series under generally accepted accounting principles.

OTHER

         Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your decision on what action to take. In the future, we may seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes, except as required by the registration rights agreements.

                            DESCRIPTION OF THE NOTES

         We will issue the new notes, and we issued the old notes, under an indenture, dated as of February 1, 1998, as supplemented (the "indenture"), between us and JPMorgan Chase Bank (formerly Chase Bank of Texas, National Association), as trustee. We sometimes refer to the old notes and the new notes in this prospectus collectively as the "notes." The following description is a summary of the material provisions of the notes and the indenture. This summary is not complete and is qualified in its entirety by reference to the indenture and the notes. For a complete description of the notes, you should refer to the indenture and the supplemental indentures establishing the terms of the notes, which we have filed with the SEC. Please read "Where You Can Find More Information."

         We may issue debt securities from time to time in one or more series under the indenture. There is no limitation on the amount of debt securities we may issue under the indenture. As of September 30, 2003, approximately $2.1 billion aggregate principal amount of debt securities, including the old notes, were outstanding under the indenture.

         The old notes of a series and the new notes of that series will constitute a single series of debt securities under the indenture. If the exchange offer for notes of a series is consummated, holders of old notes of that series who do not exchange their old notes for new notes of that series will vote together with holders of the new notes of that series for all relevant purposes under the indenture. Accordingly, in determining whether the required holders have given any notice, consent or waiver or taken any other action permitted under the indenture, any old notes of a series that remain outstanding after the exchange offer will be aggregated with the new notes of that series, and the holders of those old notes and new notes will vote together as a single series. All references in this prospectus to specified percentages in aggregate principal amount of old notes of a series means, at any time after the exchange offer is consummated, the percentages in aggregate principal amount of the old notes of that series and the new notes of that series collectively then outstanding.

         We have included cross-references in the summary below to refer you to the section numbers of the indenture we are describing.

RANKING OF THE NEW NOTES

         The new notes will:

         -        be general unsecured obligations,

         - rank equally with all of our other unsecured and unsubordinated indebtedness, including the old notes, and

         - with respect to the assets and earnings of our subsidiaries, effectively rank below all of the liabilities of our subsidiaries.

         Subject to the exceptions, and subject to compliance with the applicable requirements, set forth in the indenture, we may discharge our obligations under the indenture with respect to the notes as described below under "--Defeasance and Covenant Defeasance."

PRINCIPAL, MATURITY AND INTEREST

         The 2013 notes will mature on April 1, 2013. The 2013 notes are initially limited to $762,000,000 in aggregate principal amount. The 2014 notes will mature on January 15, 2014. The 2014 notes are initially limited to $160,000,000 in aggregate principal amount. However, we may issue additional notes of each series from time to time, without the consent of the holders of the notes.

         Interest on the notes will:

         - accrue at the respective rates shown on the cover page of this prospectus from the latest date to which interest shall have been paid on the old note surrendered in exchange therefor or, if no interest has been paid on such old note, from the date of original issuance of such old note,

         - be payable semi-annually in arrears on each April 1 and October 1, with the initial interest payment date following the consummation of the exchange offer being April 1, 2004, for the 2013 new notes, and on each January 15 and July 15, with the initial interest payment date following the consummation of the exchange offer being July 15, 2004, for the 2014 new notes,

         - be payable to the person in whose name the notes are registered at the close of business on the March 15 and September 15, for the 2013 new notes, and on the January 1 and July 1, for the 2014 new notes, immediately preceding the applicable interest payment date, which we refer to with respect to the notes as "regular record dates,"

         - be computed on the basis of a 360-day year comprised of twelve 30-day months, and

         - be payable on overdue interest to the extent permitted by law at the same rate as interest is payable on principal.

If any interest payment date, the maturity date or any redemption date falls on a day that is not a business day, the payment will be made on the next business day with the same force and effect as if made on the relevant interest payment date, maturity date or redemption date. Unless we default on a payment, no interest will accrue for the period from and after the applicable maturity date or redemption date.

OPTIONAL REDEMPTION

         We may redeem each series of notes, in whole or in part, at our option exercisable at any time and from time to time upon not less than 30 and not more than 60 days' notice as provided in the indenture, on any date prior to their maturity at a redemption price equal to:

         -        100% of the principal amount of the notes redeemed, plus

         - accrued and unpaid interest thereon, if any, and additional interest (as described in "Registration Rights") thereon, if any, to, but excluding, the redemption date, plus

         -        the make-whole premium described below, if any.

The redemption price will never be less than 100% of the principal amount of the notes redeemed plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

         The amount of the make-whole premium with respect to any note to be redeemed will be equal to the excess, if any, of:

         (1) the sum of the present values, calculated as of the redemption date, of:

         - each interest payment that, but for such redemption, would have been payable on the note or portion thereof being redeemed on each interest payment date occurring after the redemption date (excluding any accrued and unpaid interest for the period prior to the redemption date), and

         - the principal amount that, but for such redemption, would have been payable at the final maturity of the note or portion thereof being redeemed, over

         (2) the principal amount of the note being redeemed.

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

         The present values of interest and principal payments referred to in clause (1) above will be determined in accordance with generally accepted principles of financial analysis. These present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the redemption date at a discount rate equal to the comparable treasury yield (as defined below) plus 50 basis points in the case of the 2013 notes and 35 basis points in the case of the 2014 notes.

         The make-whole premium will be calculated by an independent investment banking institution of national standing appointed by us. If we fail to appoint an independent investment banking institution at least 45 days prior to the redemption date, or if the independent investment banking institution we appoint is unwilling or unable to calculate the make-whole premium, the calculation will be made by Citigroup Global Markets Inc. for the 2013 notes and by Barclays Capital Inc. or Credit Suisse First Boston LLC for the 2014 notes. If Citigroup Global Markets Inc. or Barclays Capital Inc. and Credit Suisse First Boston LLC, as applicable, are unwilling or unable to make the calculation, we will appoint a different independent investment banking institution of national standing to make the calculation.

         For purposes of determining the make-whole premium, "comparable treasury yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Securities that have a constant maturity that corresponds to the remaining term to maturity of the notes to be redeemed, calculated to the nearest 1/12th of a year. The comparable treasury yield will be determined as of the third business day immediately preceding the applicable redemption date.

         The weekly average yields of United States Treasury Securities will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release. If this statistical release sets forth a weekly average yield for United States Treasury Securities having a constant maturity that is the same as the remaining term calculated as set forth above, then the comparable treasury yield will be equal to such weekly average yield. In all other cases, the comparable treasury yield will be calculated by interpolation on a straight-line basis, between the weekly average yields on the United States Treasury Securities that have a constant maturity closest to and greater than the remaining term and the United States Treasury Securities that have a constant maturity closest to and less than the remaining term (in each case as set forth in the H.15 statistical release or any successor release). Any weekly average yields calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward. If weekly average yields for United States Treasury Securities are not available in the H.15 statistical release or otherwise, then the comparable treasury yield will be calculated by interpolation of comparable rates selected by an independent investment banking institution selected in the manner described in the second preceding paragraph.

         If we redeem any series of notes in part, the trustee will select the notes for redemption on a pro rata basis, by lot or by such other method as the trustee in its sole discretion deems fair and appropriate. We will only redeem notes in multiples of $1,000 in original principal amount. If any note is to be redeemed in part only, the notice of redemption will state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued upon the cancellation of the original note.

SINKING FUND

         We are not obligated to make mandatory redemption or sinking fund payments with respect to the notes.

RESTRICTIVE COVENANTS

         The indenture does not limit the amount of indebtedness or other obligations that we may incur and does not contain provisions that would give holders of the notes the right to require us to repurchase their notes in the event of a change in control of us, or in the event we enter into one or more highly leveraged transactions, regardless of whether a rating decline results therefrom, or in the event we dispose of one or more of our business units, nor are any such events deemed to be events of default under the terms of the indenture.

         The indenture contains certain covenants for the benefit of the holders of the notes which we have summarized below and refer to as the "restrictive covenants."

         Limitations on Liens. We will not, and we will not permit any subsidiary (as defined below) to, pledge, mortgage or hypothecate, or permit to exist, except in our favor or in favor of any subsidiary, any lien (as defined below) upon any principal property (as defined below) or any equity interest (as defined below) in any significant subsidiary (as defined below) owning any principal property, at any time owned by us or by a subsidiary, to secure any indebtedness (as defined below), unless effective provision is made whereby outstanding notes will be secured equally and ratably therewith (or prior thereto), and with any other indebtedness similarly entitled to be equally and ratably secured. This restriction will not apply to or prevent the creation or existence of:

         - liens on any property held or used by us or a subsidiary in connection with the exploration for, development of or production of, oil, gas, natural gas (including liquefied gas and storage gas), other hydrocarbons, helium, coal, metals, minerals, steam, timber, geothermal or other natural resources or synthetic fuels, such properties to include, but not be limited to, our or a subsidiary's interest in any mineral fee interests, oil, gas or other mineral leases, royalty, overriding royalty or net profits interests, production payments and other similar interests, wellhead production equipment, tanks, field gathering lines, leasehold or field separation and processing facilities, compression facilities and other similar personal property and fixtures,

         - liens on oil, gas, natural gas (including liquefied gas and storage gas), other hydrocarbons, helium, coal, metals, minerals, steam, timber, geothermal or other natural resources or synthetic fuels produced or recovered from any property, an interest in which is owned or leased by us or a subsidiary,

         - liens (or certain extensions, renewals or refundings thereof) upon any property acquired, constructed or improved before or after the date the notes are first issued, which liens were or are created at the later of the time of acquisition or commercial operation thereof, or within one year thereafter to secure all or a portion of the purchase price thereof or the cost of construction or improvement, or existing thereon at the date of acquisition, provided that every such mortgage, pledge, lien or encumbrance applies only to the property so acquired or constructed and fixed improvements thereon,

         - liens upon any property of any entity acquired by any entity that is or becomes a subsidiary after the date the notes are first issued, each of which we refer to as an "acquired entity," provided that every such mortgage, pledge, lien or encumbrance:

                  -        will either:

                           - exist prior to the time the acquired entity becomes a subsidiary, or

                           - be created at the time the acquired entity becomes a subsidiary or within one year thereafter to secure payment of the acquisition price thereof, and

                  - will only apply to those properties owned by the acquired entity at the time it becomes a subsidiary or thereafter acquired by it from sources other than us or any other subsidiary,

         - pledges of current assets, in the ordinary course of business, to secure current liabilities,

         - deposits, including among others, good faith deposits in connection with tenders, leases of real estate or bids or contracts, or liens, including among others, liens reserved in leases and mechanics' or materialmen's liens, to secure certain duties or public or statutory obligations,

         - liens upon any office, data processing or transportation equipment,

         - liens created or assumed in connection with the issuance of debt securities, the interest on which is excludable from gross income of the holder of such security pursuant to the Internal Revenue Code, for the purpose of financing the acquisition or construction of property to be used by us or a subsidiary,

         - pledges or assignments of accounts receivable or conditional sales contracts or chattel mortgages and evidence of indebtedness secured thereby, received in connection with the sale of goods or merchandise to customers, or

         -        certain liens for taxes, judgments and attachments.

         Notwithstanding the foregoing, we or a subsidiary may issue, assume or guarantee indebtedness secured by a mortgage which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all of our other indebtedness or indebtedness of a subsidiary secured by a mortgage (not including secured indebtedness permitted under the foregoing exceptions) and the value of all sale and leaseback transactions (as defined below) existing at such time (other than sale and leaseback transactions which, if a lien, would have been permitted under the third or fourth bullet points above), does not at the time such indebtedness is incurred exceed 5% of consolidated net tangible assets (as defined below), as shown on our most recent audited consolidated balance sheet preceding the date of determination. For purposes of this "Limitation on Liens" covenant, subsidiary does not include a project finance subsidiary.

         Limitation on Sale and Leaseback Transactions. We will not, and we will not permit any subsidiary to, engage in a sale and leaseback transaction of any principal property unless the net proceeds of such sale are at least equal to the fair value of such principal property (as determined by our board of directors) and either:

         - we or such subsidiary would be entitled under the indenture to incur indebtedness secured by a lien on the principal property to be leased, without equally and ratably securing the notes, pursuant to the exceptions provided in the third and fourth bullet points of the second sentence of "--Limitations on Liens" above, or

         - within 120 days after the sale or transfer of the principal property, we apply an amount not less than the fair value of such property:

                  - to the payment or other retirement of our long-term indebtedness or long-term indebtedness of a subsidiary, in each case ranking senior to or on parity with the notes, or

                  - to the purchase at not more than the fair value of principal property (other than that involved in such sale and leaseback transaction).

For purposes of this "Limitation on Sale and Leaseback Transactions" covenant, subsidiary does not include a project finance subsidiary.

DEFINED TERMS

         "Capital lease" means a lease that, in accordance with accounting principles generally accepted in the United States, would be recorded as a capital lease on the balance sheet of the lessee.

         "Consolidated net tangible assets" means the total amount of our assets, including the assets of our subsidiaries less, without duplication:

         - total current liabilities (excluding indebtedness due within 12 months),

         - all reserves for depreciation and other asset valuation reserves, but excluding reserves for deferred federal income taxes,

         - all intangible assets such as goodwill, trademarks, trade names, patents and unamortized debt discount and expense carried as an asset, and

         - all appropriate adjustments on account of minority interests of other persons holding common stock of any subsidiary, all as reflected in our most recent audited consolidated balance sheet preceding the date of such determination.

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

         "Equity interests" means any capital stock, partnership, joint venture, member or limited liability or unlimited liability company interest, beneficial interest in a trust or similar entity or other equity interest or investment of whatever nature.

         "Indebtedness," as applied to us or any subsidiary, means bonds, debentures, notes and other instruments or arrangements representing obligations created or assumed by us or any such subsidiary, including any and all:

         - obligations for money borrowed, other than unamortized debt discount or premium,

         - obligations evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets of any kind,

         -        obligations as lessee under a capital lease, and

         - amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation listed in the three immediately preceding bullet points.

All indebtedness secured by a lien upon property owned by us or any subsidiary and upon which indebtedness we or any such subsidiary customarily pays interest, although we or any such subsidiary has not assumed or become liable for the payment of such indebtedness, is also deemed to be indebtedness of us or any such subsidiary. All indebtedness for borrowed money incurred by other persons which is directly guaranteed as to payment of principal by us or any subsidiary will for all purposes of the indenture be deemed to be indebtedness of us or any such subsidiary, but no other contingent obligation of us or any such subsidiary in respect of indebtedness incurred by other persons shall be deemed indebtedness of us or any such subsidiary.

         "Lien" means any mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement, charge, security interest, encumbrance or lien of any kind whatsoever (including any capital lease).

         "Non-recourse debt" means (i) any indebtedness for borrowed money incurred by any project finance subsidiary to finance the acquisition, improvement, installation, design, engineering, construction, development, completion, maintenance or operation of, or otherwise to pay costs and expenses relating to or providing financing for, any project, which indebtedness for borrowed money does not provide for recourse against us or any of our subsidiaries (other than a project finance subsidiary and such recourse as exists under a performance guaranty) or any property or asset of us or any of our subsidiaries (other than equity interests in, or the property or assets of, a project finance subsidiary and such recourse as exists under a performance guaranty) and (ii) any refinancing of such indebtedness for borrowed money that does not increase the outstanding principal amount thereof (other than to pay costs incurred in connection therewith and the capitalization of any interest or fees) at the time of the refinancing or increase the property subject to any lien securing such indebtedness for borrowed money or otherwise add additional security or support for such indebtedness for borrowed money.

         "Performance guaranty" means any guaranty issued in connection with any non-recourse debt that (i) if secured, is secured only by assets of or equity interests in a project finance subsidiary, and (ii) guarantees to the provider of such non-recourse debt or any other person (a) performance of the improvement, installation, design, engineering, construction, acquisition, development, completion, maintenance or operation of, or otherwise affects any such act in respect of, all or any portion of the project that is financed by such non-recourse debt, (b) completion of the minimum agreed equity or other contributions or support to the relevant project finance subsidiary, or (c) performance by a project finance subsidiary of obligations to persons other than the provider of such non-recourse debt.

         "Principal property" means any natural gas distribution property, natural gas pipeline or gas processing plant located in the United States, except any such property that in the opinion of our board of directors is not of material importance to the total business conducted by us and our consolidated subsidiaries. "Principal property" shall not include any oil or gas property or the production or proceeds of production from an oil or gas producing property or the production or any proceeds of production of gas processing plants or oil or gas or petroleum products in any pipeline or storage field.

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

         "Project finance subsidiary" and "project finance subsidiaries" means any of our subsidiaries designated by us whose principal purpose is to incur non-recourse debt and/or construct, lease, own or operate the assets financed thereby, or to become a direct or indirect partner, member or other equity participant or owner in a person created for such purpose, and substantially all the assets of which subsidiary or person are limited to (x) those assets being financed (or to be financed), or the operation of which is being financed (or to be financed), in whole or in part by non-recourse debt, or (y) equity interests in, or indebtedness or other obligations of, one or more other such subsidiaries or persons, or (z) indebtedness or other obligations of us or our subsidiaries or other persons. At the time of designation of any project finance subsidiary, the sum of the net book value of the assets of such subsidiary and the net book value of the assets of all other project finance subsidiaries then existing shall not in the aggregate exceed 10 percent of the consolidated net tangible assets.

         "Sale and leaseback transaction" means any arrangement entered into by us or any subsidiary with any person providing for the leasing to us or any subsidiary of any principal property (except for temporary leases for a term, including any renewal thereof, of not more than three years and except for leases between us and a subsidiary or between subsidiaries), which principal property has been or is to be sold or transferred by us or such subsidiary to such person.

         "Significant subsidiary" means any subsidiary of ours, other than a project finance subsidiary, that is a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X under the Securities Act of 1933 and the Securities Exchange Act of 1934, as such regulation is in effect on the date of issuance of the notes.

         "Subsidiary" of any entity means any corporation, partnership, joint venture, limited liability company, trust or estate of which (or in which) more than 50% of (i) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (ii) the interest in the capital or profits of such limited liability company, partnership, joint venture or other entity or (iii) the beneficial interest in such trust or estate is at the time directly or indirectly owned or controlled by such entity, by such entity and one or more of its other subsidiaries or by one or more of such entity's other subsidiaries.

PAYMENT AND PAYING AGENT

         We will pay interest on the notes to the persons in whose names the notes are registered at the close of business on the regular record date for each interest payment. However, we will pay the interest payable on the notes at their stated maturity to the persons to whom we pay the principal amount of the notes. (Section 307)

         We will pay principal, premium, if any, and interest on the notes at the offices of the paying agents we designate. However, except in the case of a global security, we may pay interest by:

         - check mailed to the address of the person entitled to the payment as it appears in the security register, or

         - by wire transfer in immediately available funds to the place and account designated in writing by the person entitled to the payment as specified in the security register.

We have designated the trustee as the sole paying agent for the notes. At any time, we may designate additional paying agents or rescind the designation of any paying agents. However, we are required to maintain a paying agent in each place of payment for the notes at all times. (Sections 307 and 1002)

         Any money deposited with the trustee or any paying agent for the payment of principal, premium, if any, and interest on the notes that remains unclaimed for two years after the date the payments became due, may be repaid to us upon our request. After we have been repaid, holders entitled to those payments may only look to us for payment as our unsecured general creditors. The trustee and any paying agents will not be liable for those payments after we have been repaid. (Section 1003)

CONSOLIDATION, MERGER AND SALE OF ASSETS

         We may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety, to any person, referred to as a "successor person," and we may not permit any person to consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

         - the successor person, if any, is a corporation, partnership, trust or other entity organized and validly existing under the laws of the United States of America or any state thereof or the District of Columbia,

         - the successor person expressly assumes our obligations with respect to the notes and the indenture,

         - immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, would occur and be continuing, and

         - we have delivered to the trustee the certificates and opinions required under the indenture. (Section 801)

EVENTS OF DEFAULT

         Each of the following is an event of default under the indenture with respect to the notes of a series:

         - our failure to pay principal or premium, if any, on the notes of that series when due,

         - our failure to pay any interest on the notes of that series for 30 days,

         - our failure to perform, or our breach in any material respect of, any other covenant or warranty in the indenture, other than a covenant or warranty included in the indenture solely for the benefit of another series of our debt securities issued under the indenture, for 90 days after either the trustee or holders of at least 25% in principal amount of the outstanding notes of that series have given us written notice of the breach in the manner required by the indenture,

         - the default by us or any subsidiary, other than a project finance subsidiary, of ours in the payment, when due, after the expiration of any applicable grace period, of principal of indebtedness for money borrowed, other than non-recourse debt, in the aggregate principal amount then outstanding of $50 million or more, or acceleration of any indebtedness for money borrowed in such aggregate principal amount so that it becomes due and payable prior to the date on which it would otherwise have become due and payable and such acceleration is not rescinded or such default is not cured within 30 days after notice to us in accordance with the indenture, and

         - specified events involving bankruptcy, insolvency or reorganization,

provided, however, that no event described in the third, fourth or fifth bullet points above will be an event of default until an officer of the trustee, assigned to and working in the trustee's corporate trust department, has actual knowledge of the event or until the trustee receives written notice of the event at its corporate trust office, and the notice refers to the notes generally, us or the indenture. (Section 501)

         If an event of default occurs and is continuing with respect to notes of a series, either the trustee or the holders of at least 25% in principal amount of the outstanding notes of that series may declare the principal amount of the notes of that series due and immediately payable. In order to declare the principal amount of the notes of that series due and immediately payable, the trustee or the holders must deliver a notice that satisfies the requirements of the indenture. Upon a declaration by the trustee or the holders, we will be obligated to pay the principal amount of the notes of that series.

         This right does not apply if an event of default described in the fifth bullet point above occurs. If one of the events of default described in the fifth bullet point above occurs and is continuing, the notes then outstanding under the indenture shall be due and payable immediately.

         After any declaration of acceleration of the notes, but before a judgment or decree for payment, the holders of a majority in principal amount of the outstanding notes of that series may, under certain circumstances, rescind and annul the declaration of acceleration if all events of default, other than the non-payment of principal, have been cured or waived as provided in the indenture. (Section 502) For information as to waiver of defaults, please refer to " -- Modification and Waiver" below.

         If an event of default occurs and is continuing, the trustee will generally have no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer reasonable indemnity to the trustee. (Section 603) The holders of a majority in principal amount of the outstanding notes of any series will generally have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee for the notes, provided that:

         - the direction is not in conflict with any law or the indenture,

         - the trustee may take any other action it deems proper which is not inconsistent with the direction, and

         - the trustee will generally have the right to decline to follow the direction if an officer of the trustee determines, in good faith, that the proceeding would involve the trustee in personal liability or would otherwise be contrary to applicable law. (Section 512)

         A holder of a note of any series may only pursue a remedy under the indenture if:

         - the holder has previously given the trustee written notice of a continuing event of default for the notes of that series,

         - holders of at least 25% in principal amount of the outstanding notes of that series have made a written request to the trustee to pursue that remedy,

         -        the holders have offered reasonable indemnity to the trustee,

         - the trustee fails to pursue that remedy within 60 days after receipt of the request, and

         - during that 60-day period, the holders of a majority in principal amount of the notes of that series do not give the trustee a direction inconsistent with the request. (Section
                  507)

However, these limitations do not apply to a suit by a holder of a note demanding payment of the principal, premium, if any, or interest on a note on or after the date the payment is due. (Section 508)

         We will be required to furnish to the trustee annually a statement by some of our officers regarding our performance or observance of any of the terms of the indenture and specifying all of our known defaults, if any. (Section
1004)

MODIFICATION AND WAIVER

         We may enter into one or more supplemental indentures with the trustee without the consent of the holders of any of the notes in order to:

         - evidence the succession of another corporation to us, or successive successions and the assumption of our covenants, agreements and obligations by a successor,

         - add to our covenants for the benefit of the holders or to surrender any of our rights or powers,

         - add events of default for any series of debt securities issued under the indenture,

         - add or change any provisions of the indenture to the extent necessary to issue any series of debt securities in bearer form,

         - add to, change or eliminate any provision of the indenture applying to one or more series of debt securities, provided that if such action adversely affects the interests of any holders of debt securities of any series, the addition, change or elimination will become effective with respect to that series only when no security of that series remains outstanding,

         - convey, transfer, assign, mortgage or pledge any property to or with the trustee or to surrender any right or power conferred upon us by the indenture,

         -        establish the form or terms of any series of debt securities,

         - provide for uncertificated securities in addition to certificated securities,

         - evidence and provide for successor trustees or to add or change any provisions to the extent necessary to appoint a separate trustee or trustees for a specific series of debt securities,

         - correct any ambiguity, defect or inconsistency under the indenture, provided that such action does not adversely affect the interests of the holders of debt securities of any series,

         - supplement any provisions of the indenture necessary to defease and discharge any series of debt securities, provided that such action does not adversely affect the interests of the holders of any series of debt securities,

         - comply with the rules or regulations of any securities exchange or automated quotation system on which any debt securities are listed or traded, or

         - add, change or eliminate any provisions of the indenture in accordance with any amendments to the Trust Indenture Act of 1939, provided that the action does not adversely affect the rights or interests of any holder of debt securities. (Section 901)

         We may enter into one or more supplemental indentures with the trustee in order to add to, change or eliminate provisions of the indenture or to modify the rights of the holders of one or more series of debt securities, including the notes, if we obtain the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the supplemental indenture, treated as one class. However, without the consent of the holders of each outstanding debt security affected by the supplemental indenture, we may not enter into a supplemental indenture that:

         - changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, except to the extent permitted by the indenture,

         - reduces the principal amount of, or any premium or interest on, any debt security,

         - reduces the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity thereof,

         - changes the place or currency of payment of principal, premium, if any, or interest,

         - impairs the right to institute suit for the enforcement of any payment on any debt security,

         - reduces the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture,

         - reduces the percentage in principal amount of outstanding debt securities of any series necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults,

         - makes certain modifications to such provisions with respect to modification and waiver,

         - makes any change that adversely affects the right to convert or exchange any note or decrease the conversion or exchange rate or increases the conversion price of any convertible or exchangeable debt security, or

         - changes the terms and conditions pursuant to which any series of debt securities that is secured in a manner adverse to the holders of the debt securities. (Section 902)

         Holders of a majority in principal amount of the outstanding notes of a series may waive past defaults or compliance with restrictive provisions of the indenture with respect to that series. However, the consent of holders of each outstanding note of a series is required to:

         - waive any default in the payment of principal, premium, if any, or interest on any note of that series, or

         - waive any covenants and provisions of the indenture that may not be amended without the consent of the holder of each outstanding note of that series. (Sections 513 and 1006)

         In order to determine whether the holders of the requisite principal amount of the outstanding debt securities have taken an action under the indenture as of a specified date:

         - the principal amount of an "original issue discount security" that will be deemed to be outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of the maturity to such date,

         - if, as of such date, the principal amount payable at the stated maturity of a debt security is not determinable, for example, because it is based on an index, the principal amount of such debt security deemed to be outstanding as of such date will be an amount determined in the manner prescribed for such debt security,

         - the principal amount of a debt security denominated in one or more foreign currencies or currency units that will be deemed to be outstanding will be the $U.S. equivalent, determined as of such date in the manner prescribed for such debt security, of the principal amount of such debt security or, in the case of a debt security described in the two preceding bullet points, of the amount described above, and

         - debt securities owned by us or any other obligor upon the debt securities or any of their affiliates will be disregarded and deemed not to be outstanding.

An "original issue discount security" means a debt security issued under the indenture which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of maturity. Some debt securities, including those for whose payment or redemption money has been deposited or set aside in trust for the holders and those that have been fully defeased pursuant to Section 1402, will not be deemed to be outstanding. (Section 101)

         We will generally be entitled to set any day as a record date for determining the holders of outstanding notes of a series entitled to give or take any direction, notice, consent, waiver or other action under the indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders of outstanding notes of a series. If a record date is set for any action to be taken by holders, the action may be taken only by persons who are holders of outstanding notes of the relevant series on the record date. To be effective, the action must be taken by holders of the requisite principal amount of notes of that series within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as we may specify, or the trustee may specify, if it set the record date. This period may be shortened or lengthened by not more than 180 days. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

         The provisions of the indenture relating to defeasance and discharge of indebtedness, or defeasance of restrictive covenants, will apply to the notes of each series. (Section 1401)

         Defeasance and Discharge. We will be discharged from all of our obligations with respect to the notes of a series, except for certain obligations to exchange or register the transfer of notes of that series, to replace stolen, lost or mutilated notes of that series, to maintain paying agencies and to hold moneys for payment in trust, upon the deposit in trust for the benefit of the holders of the notes of that series of money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal, premium, if any, and interest on the notes of that series on the stated maturity of such notes in accordance with the terms of the indenture and such notes. Such defeasance or discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the notes of that series will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1402 and 1404)

         Defeasance of Certain Covenants. In certain circumstances, we may omit to comply with specified restrictive covenants, and that in those circumstances the occurrence of certain events of default, which are described in the third bullet point under " -- Events of Default" above, with respect to such restrictive covenants, and those described in the fourth bullet point under " -- Events of Default" above, will be deemed not to be or result in an event of default, in each case with respect to the notes of a series. We, in order to exercise such option, will be required to deposit, in trust for the benefit of the holders of the notes of that series, money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal, premium, if any, and interest on such notes on the stated maturity in accordance with the terms of the indenture and such notes. We will also be required, among other things, to deliver to the trustee an opinion of counsel to the effect that holders of the notes of that series will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event we exercise this option with respect to any notes of a series and such notes were declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations so deposited in trust would be sufficient to pay amounts due on such notes at the time of their stated maturity, but might not be sufficient to pay amounts due on such notes upon any acceleration resulting from the event of default. In such case, we would remain liable for those payments. (Sections 1403 and 1404)

SATISFACTION AND DISCHARGE

         We may discharge our obligations under the indenture while notes remain outstanding if (1) all outstanding debt securities issued under the indenture have become due and payable, (2) all outstanding debt securities issued under the indenture have or will become due and payable at their scheduled maturity within one year or (3) all outstanding debt securities issued under the indenture are scheduled for redemption in one year, and in each case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding debt securities issued under the indenture on the date of their scheduled maturity or the scheduled date of redemption.

EXCHANGE AND TRANSFER OF THE NOTES

         We will issue the notes in registered form, without coupons. We will only issue notes in denominations of integral multiples of $1,000.

         Holders may present notes for exchange or for registration of transfer at the office of the security registrar or at the office of any transfer agent we designate for that purpose. The security registrar or designated transfer agent will exchange or transfer the notes if it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any exchange or registration of transfer of notes. However, we may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange. The trustee will serve as the security registrar. (Section 305) At any time we may:

         -        designate additional transfer agents,

         -        rescind the designation of any transfer agent, or

         -        approve a change in the office of any transfer agent.

However, we are required to maintain a transfer agent in each place of payment for the notes at all times. (Sections 305 and 1002)

         In the event we elect to redeem the notes of any series, neither we nor the trustee will be required to register the transfer or exchange of notes of that series:

         - during the period beginning at the opening of business 15 days before the day we mail the notice of redemption for such notes and ending at the close of business on the day the notice is mailed, or

         - if we have selected such notes for redemption, in whole or in part, except for the unredeemed portion of such notes. (Section 305)

NOTICES

         Holders of the notes will receive notices by mail at their addresses as they appear in the security register. (Sections 101 and 106)

TITLE

         We may treat the person in whose name a note is registered on the applicable record date as the owner of the note for all purposes, whether or not it is overdue. (Section 309)

GOVERNING LAW

         New York law will govern the indenture and the notes. (Section 112)

REGARDING THE TRUSTEE

         JPMorgan Chase Bank is the trustee, security registrar and paying agent under the indenture for the notes. As of October 31, 2003, the trustee serves as trustee for approximately $2.2 billion aggregate principal amount of our debt securities. In addition, the trustee serves as trustee or fiscal agent for debt securities of our affiliates aggregating approximately $7 billion as of October 31, 2003.


         The trustee and its affiliates are parties to credit agreements under which we and our affiliates have bank lines of credit. We and our affiliates maintain depository and other banking, investment banking and investment management relationships with the trustee and its affiliates.

                               REGISTRATION RIGHTS

         In connection with the sale of each series of old notes, we entered into registration rights agreements with the initial purchasers of each series of old notes pursuant to which we agreed, for the benefit of the holders of such series of old notes at our cost, to use our reasonable commercial efforts:

         - to file with the SEC a registration statement under the Securities Act of 1933 relating to an exchange offer for each series of old notes within 180 days after the date of issuance of the relevant series of old notes,

         - to cause the exchange offer registration statement to be declared effective under the Securities Act of 1933 within 270 days after the date of issuance of the relevant series of old notes, and to keep the exchange offer registration statement effective until the expiration of the exchange offer, and

         - unless the exchange offer would not be permitted by applicable law or SEC policy, to cause the exchange offer to be consummated within 315 days after the date of issuance of the relevant series of old notes.

         We agreed that upon the registration statement of which this prospectus forms a part being declared effective, we would offer the new notes of a series in exchange for surrender of the old notes of that series. We agreed to keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date on which notice of the exchange offer is mailed to the registered holders of the old notes. For each old note of a series validly tendered to us pursuant to the exchange offer for that series and not withdrawn by the holder thereof, the holder of such old note will receive a new note of that series having a principal amount equal to that of the surrendered old note. Interest on each new note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor or, if no interest has been paid on an old note, from the date of the original issuance of such old note. The new notes of a series will vote together with the old notes of that series that are not exchanged on all matters on which holders of such series of old notes and new notes of such series are entitled to vote.

         Each holder, other than certain specified holders, who wishes to exchange its old notes of a series for new notes of that series pursuant to the exchange offer for that series will be required to make to us the representations described under "The Exchange Offer -- Your Representations to Us" to participate in that exchange offer.

         In addition, in connection with any resales of new notes, any broker-dealer who acquired old notes for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act of 1933. Please read "The Exchange Offer -- Resale of New Notes."

         In the event that:

         - we reasonably determine that changes in law or the applicable interpretations of the Staff do not permit us to effect the exchange offer,

         - the exchange offer for any series of notes is not consummated on or prior to the 315th day following the issuance of the old notes of that series, or

         - any initial purchaser notifies us within 20 business days following consummation of the exchange offer (i) that it is not permitted by applicable law or SEC policy to participate in the exchange offer, (ii) that it may not resell new notes with this prospectus, or (iii) that it is a broker-dealer and owns old notes acquired directly from us or one of our affiliates, then we will at our cost in lieu of effecting (or, in the case of such a request by an initial purchaser, in addition to effecting) the registration of the new notes of the affected series pursuant to the registration statement of which this prospectus forms a part:

         - as promptly as practicable, file with the SEC a "shelf" registration statement to cover resales of the old notes of the affected series,

         - use our reasonable commercial efforts to cause the shelf registration statement to be declared effective under the Securities Act of 1933 no later than 345 days after the date of issuance of the affected series of old notes, and

         - use our reasonable commercial efforts to keep effective the shelf registration statement until two years after the date of issuance of the affected series of old notes or until all of the old notes covered by the shelf registration statement have been sold.

         We will have the ability to suspend the availability of the shelf registration statement during certain "black out" periods.

         In the event of the filing of the shelf registration statement, we will provide to each relevant holder of old notes copies of the prospectus which forms a part of the shelf registration statement and notify each such holder when the shelf registration statement has become effective. A holder of old notes that sells old notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act of 1933 in connection with such sales and will be bound by the provisions of the respective registration rights agreement that is applicable to such a holder (including certain indemnification obligations). In addition, each holder of old notes will be required to deliver to us information to be used in connection with the shelf registration statement and to provide comments to us on the shelf registration statement in order to have such holder's old notes included in the shelf registration statement and to benefit from the provisions regarding the increase in the interest rate borne by the old notes described in the following paragraph.

         In the event that:

         -        the registration statement of which this prospectus forms a part is not declared effective by the SEC on or prior to the 270th day following the date of issuance of the relevant series of old notes,

         - the exchange offer is not consummated or the shelf registration statement with respect to the old notes is not declared effective on or prior to the 315th day following the date of issuance of the relevant series of old notes, or

         - any required exchange offer registration statement or shelf registration statement relating to the old notes is filed and declared effective but shall thereafter either be withdrawn by us or becomes subject to an effective stop order suspending the effectiveness of such registration statement (except as specifically permitted in the registration rights agreements) without being succeeded within 30 days by an amendment thereto or an additional registration statement filed and declared effective, each such event listed in the three bullet points above, referred to as a "registration default", then the interest rate borne by the affected series of old notes will be increased by .25% per annum upon the occurrence of each registration default, which rate will increase by an additional .25% per annum if such registration default has not been cured within 90 days after the occurrence thereof and continuing until all registration defaults for such series of old notes have been cured, provided that the aggregate amount of any such increase in the interest rate on such series of old notes shall in no event exceed .50% per annum; and provided, further, that if the registration statement of which this prospectus forms a part is not declared effective on or prior to the 270th day following the date of issuance of any series of old notes, and we shall request holders of old notes of the affected series to provide the information called for by the relevant registration rights agreement for inclusion in the shelf registration statement, then old notes of the affected series owned by holders who do not deliver such information to us or who do not provide comments to us on the shelf registration statement when required pursuant to the relevant registration rights agreement will not be entitled to any such increase in the interest rate for any day after the 315th day following the date of issuance of such series of old notes. All accrued additional interest will be paid to holders of old notes in the same manner and at the same time as regular payments of interest on the old notes. Following the cure of all registration defaults for the affected series of old notes, the accrual of additional interest on such series will cease and the interest rate will revert to the original rate.

         New York law governs each of the registration rights agreements. The foregoing is a summary description of material provisions of each of the registration rights agreements. Because it is a summary, it does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreements, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. You should read the relevant registration rights agreement carefully and in its entirety because it, and not this description, defines your rights as a holder of the relevant series of old notes.

         The information set forth above concerning certain interpretations of and positions taken by the Staff is not intended to constitute legal advice, and prospective investors should consult their own legal advisors with respect to these matters.

                       BOOK ENTRY DELIVERY AND SETTLEMENT

         We will issue the new notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee. The global notes will be deposited on behalf of the acquirors of the new notes for credit to the respective accounts of the acquirors or to such other accounts as they may direct at DTC. Please read "The Exchange Offer -- Procedures for Tendering -- Book-Entry Transfer."

CERTIFICATED NOTES

         Certificated notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by the global notes, upon surrender by DTC of the global notes, if (i) we notify the trustee in writing that DTC or any successor depositary (the "depositary") is no longer willing or able to act as a depositary for the global notes or DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days of such notice or cessation, (ii) we, at our option, notify the trustee in writing that we elect to cause the issuance of new notes in definitive form under the indenture or (iii) upon the occurrence of certain other events as provided pursuant to the indenture.

BOOK-ENTRY PROCEDURES FOR THE GLOBAL NOTES

         The descriptions of the operations and procedures of DTC, Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), and Clearstream Banking, societe anonyme ("Clearstream Banking"), set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. Neither we nor the initial purchasers take any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

         Regarding DTC. According to DTC, the following information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind. We have obtained the information in this section concerning DTC and the DTC's book-entry system from sources that we believe are reliable. However, we take no responsibility for the accuracy of this information.

         DTC is:

         - a limited-purpose trust company organized under the New York Banking Law,

         - a "banking organization" within the meaning of the New York Banking Law,

         -        a member of the Federal Reserve System,

         - a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and

         - a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

         DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC's participants ("direct participants") deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants include:

         -        both U.S. and non-U.S. securities brokers and dealers,

         -        banks,

         -        trust companies,

         -        clearing corporations, and

         -        certain other organizations.

         DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, which is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). DTC has Standard & Poor's highest rating: AAA. The DTC rules applicable its participants are on file with the SEC. More information about DTC can be found at http://www.dtcc.com.

         Purchases of new notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each new note, referred to as a beneficial owner, is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the new notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in new notes, except in the event that use of the book-entry system for the new notes is discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global security.

         Neither we nor the trustee shall be liable for any delay by the depositary, its nominee or any direct or indirect participant in identifying the beneficial owners of the related new notes, and each such person may conclusively rely on, and shall be protected in relying on, instructions from the depositary or nominee for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the new notes to be issued).

         So long as the depositary for the global notes, or its nominee, is the registered owner of the global notes, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the new notes represented by the global notes for all purposes under the indenture. Except as described above, beneficial owners will not:

         - be entitled to have new notes represented by the global notes registered in their names,

         - receive or be entitled to receive physical delivery of new notes in definitive form, and

         - be considered the owners or holders thereof under the indenture.

         To facilitate subsequent transfers, all new notes deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of new notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the new notes. DTC's records reflect only the identity of the direct participants to whose accounts the new notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to new notes unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the new notes are credited on the record date (identified in a listing attached to the omnibus proxy).

         Redemption proceeds, distributions, and dividend payments on the new notes will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from us on the payment date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, its nominee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

         DTC may discontinue providing its services as depositary with respect to the new notes at any time by giving us reasonable notice. Under such circumstances, in the event that we do not obtain a successor securities depositary, certificates for the new notes are required to be printed and delivered.

         We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, certificates for the new notes will be printed and delivered.

         We cannot assure you that DTC will distribute payments on the new notes made to DTC or its nominee as the registered owner or any redemption or other notices to the participants, or that the participants or others will distribute the payments or notices to the beneficial owners, or that they will do so on a timely basis, or that DTC will serve and act in the manner described in this prospectus. Beneficial owners should make appropriate arrangements with their broker or dealer regarding distribution of information regarding the new notes that may be transmitted by or through DTC.

         Procedures for DTC and Cross Market Transfer. Transfers between participants in DTC will be effected in accordance with DTC's procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream Banking will be effected in the ordinary way in accordance with their respective rules and operating procedures.

         Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream Banking participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream Banking, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream Banking, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Euroclear participants and Clearstream Banking participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Banking.

         Because of time zone differences, the new notes account of a Euroclear or Clearstream Banking participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Banking participant, during the new notes settlement processing day (which must be a business day for Euroclear and Clearstream Banking) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream Banking as a result of sales of interests in a global note by or through a Euroclear or Clearstream Banking participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream Banking cash account only as of the business day for Euroclear or Clearstream Banking following DTC's settlement date.

         Although DTC, Euroclear and Clearstream Banking have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream Banking, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general discussion of certain United States federal income tax consequences associated with the exchange of old notes for new notes and the beneficial ownership and disposition of the new notes.

         This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion only addresses tax considerations for beneficial owners of the notes that hold the notes as "capital assets," within the meaning of the Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to specific beneficial owners of the notes in light of their particular circumstances or to beneficial owners of the notes subject to special treatment under U.S. federal income tax laws (such as banks, insurance companies, tax-exempt entities, retirement plans, dealers in securities, brokers, expatriates, partnerships or other pass-through entities, persons who hold their notes as part of a straddle, hedge, conversion transaction or other integrated investment, persons whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax or persons deemed to sell the notes under the constructive sale provisions of the Code). This discussion does not address any U.S. state and local or non-U.S. tax considerations relating to the purchase, ownership and disposition of the notes.

         As used in this discussion, the term "U.S. Holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes:

         -        an individual who is a citizen or resident of the U.S.,

         - a corporation created or organized in or under the laws of the U.S. or of any State or political subdivision thereof or therein, including the District of Columbia,

         - an estate the income of which is subject to U.S. federal income tax regardless of the source thereof, or

         - a trust with respect to which a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

         The term "Non-U.S. Holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes, a nonresident alien or a corporation, trust or estate that is not a U.S. Holder. Purchasers of notes that are partnerships or that would hold the notes through a partnership or similar pass-through entity should consult their tax advisors regarding the U.S. federal income tax consequences to them of holding the notes.

EXCHANGE OF NOTES

         The exchange of new notes of a series for old notes of that series pursuant to the exchange offer for that series will not constitute a taxable event for U.S. federal income tax purposes. Consequently, no gain or loss will be recognized by a holder of an old note of a series upon receipt of a new note of that series. A holder's adjusted tax basis in the new note will be the same as the adjusted tax basis in the old note exchanged therefor. A holder's holding period of the new note will include the holding period of the old note exchanged therefor.

U.S. HOLDERS

   PAYMENT OF INTEREST

         In general, interest payable on a note will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes.

   MARKET DISCOUNT

         Under the market discount rules of the Code, a U.S. Holder who purchases a note at a market discount will generally be required to treat any gain recognized on the sale, exchange, retirement or other taxable disposition of the note as ordinary income to the extent of the accrued market discount that has not been previously included in income. Market discount is generally defined as the amount by which a U.S. Holder's purchase price for a note is less than the note's stated redemption price at maturity (generally, the note's principal amount) on the date of purchase, subject to a statutory de minimis exception. In general, market discount accrues on a ratable basis over the remaining term of the note unless a U.S. Holder makes an irrevocable election to accrue market discount on a constant yield to maturity basis.

         A U.S. Holder who acquires a note at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or continued to purchase or carry such note until the U.S. Holder disposes of the note in a taxable transaction. A U.S. Holder who has elected under the applicable Code provision to include market discount in income annually as such discount accrues will not, however, be required to treat any gain recognized as ordinary income or to defer any deductions for interest expense under these rules. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the taxable year to which the election applies and may not be revoked without the consent of the IRS.

         Holders should consult their tax advisors as to the portion of any gain that would be taxable as ordinary income under the market discount rules and any other consequences of the market discount rules that may apply to them in particular.

   AMORTIZABLE BOND PREMIUM

         A U.S. Holder who purchases a note for an amount in excess of its principal amount will be considered to have purchased the note at a premium. A U.S. Holder may elect to amortize the premium over the remaining term of the note on a constant yield method. The amount amortized in any year will be treated as a reduction of the U.S. Holder's interest income from the note. A U.S. Holder who elects to amortize the premium on a note must reduce its tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS. Bond premium on a note held by a U.S. Holder who does not make such an election will decrease the capital gain or increase the capital loss otherwise recognized on the disposition of the note.

   SALE, EXCHANGE, RETIREMENT OR OTHER DISPOSITION OF THE NOTES

         Upon the sale, exchange, retirement or other disposition of a note, a U.S. Holder will generally recognize taxable gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued and unpaid interest, which will be taxable as interest income (as described above)) and such U.S. Holder's adjusted tax basis in the note. Subject to the market discount rules summarized above, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder's holding period for the note is more than one year. Long-term capital gains recognized by an individual or non-corporate U.S. Holder are generally subject to a reduced U.S. federal income tax rate. Capital losses are subject to limits on deductibility.

   INFORMATION REPORTING AND BACKUP WITHHOLDING

         In general, payments made on the notes and proceeds from the sale or other disposition of the notes may be subject to backup withholding, currently at a rate of 28% (increased to 31% beginning in 2011). In general, backup withholding will apply to a non-corporate U.S. Holder if such U.S. Holder:

         - fails to furnish, under penalties of perjury, its Taxpayer Identification Number, or TIN (which for an individual is the holder's Social Security number),

         -        furnishes an incorrect TIN,

         - is notified by the IRS that it has failed to properly report payments of interest and dividends, or

         - under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and is a U.S. person and has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends, or otherwise fails to comply with applicable requirements of the backup withholding rules.

         Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a refund or a credit against such U.S. Holder's U.S. federal income tax liability, provided that the required procedures are followed.

         A U.S. Holder will also be subject to information reporting with respect to payments on the notes and proceeds from the sale or other disposition of the notes, unless such U.S. Holder is a corporation or other exempt recipient and appropriately establishes an exemption.

NON-U.S. HOLDERS

         For purposes of the following discussion, interest on the notes, and gain on the sale, exchange, retirement or other disposition of the notes, will be considered "U.S. trade or business income" of a Non-U.S. Holder if such income or gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder.

   PAYMENT OF INTEREST

         Subject to the discussion below concerning backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax in respect of interest paid on the notes if the interest qualifies for the "portfolio interest exemption." This will be the case if each of the following requirements is satisfied:

         -        the interest is not U.S. trade or business income,

         - the Non-U.S. Holder does not actually or constructively own 10% or more of the voting stock of the issuer,

         - the Non-U.S. Holder is not a controlled foreign corporation, within the meaning of the Code, that is actually or constructively related to the issuer, and

         - the Non-U.S. Holder provides the withholding agent with the appropriate certification.

         The certification requirement generally will be satisfied if the Non-U.S. Holder provides the withholding agent with a statement on IRS Form W-8BEN (or suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a U.S. person. Non-U.S. Holders should consult their tax advisors regarding alternative methods for satisfying the certification requirement.

         If the portfolio interest exemption is not satisfied with respect to a Non-U.S. Holder, a 30% withholding tax will apply to interest paid on the notes to such Non-U.S. Holder, unless another exemption is applicable. For example, an applicable income tax treaty may reduce or eliminate such tax, in which event a Non-U.S. Holder claiming the benefit of such treaty must provide the withholding agent with a properly executed IRS Form W-8BEN (or suitable substitute or successor form). Alternatively, an exemption applies if the interest is U.S. trade or business income and the Non-U.S. Holder provides an appropriate statement to that effect on IRS Form W-8ECI (or suitable substitute or successor form). In the latter case, such Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to all income from the notes in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax with respect to any such U.S. trade or business income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

   SALE, EXCHANGE, RETIREMENT OR OTHER DISPOSITION OF THE NOTES

         Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange, retirement or other disposition of a note, unless (i) such Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met or (ii) the gain is U.S. trade or business income. If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange, retirement or other disposition of the note) exceed capital losses allocable to U.S. sources. If the second exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax with respect to gain that is U.S. trade or business income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

   INFORMATION REPORTING AND BACKUP WITHHOLDING

         Certain Non-U.S. Holders may be subject to information reporting and backup withholding with respect to interest payments on the notes. Treasury regulations provide that such information reporting and backup withholding generally will not apply to interest payments on the notes to a Non-U.S. Holder if such Non-U.S. Holder certifies that it is not a U.S. person under penalties of perjury or otherwise establishes an exemption.

         Additional information reporting and backup withholding requirements with respect to the payment of the proceeds from the disposition of a note (including a redemption) by a Non-U.S. Holder are as follows:

         - If the proceeds are paid to or through the U.S. office of a broker, they generally will be subject to information reporting and backup withholding unless the Non-U.S. Holder certifies that it is not a U.S. person under penalties of perjury or otherwise establishes an exemption.

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         -        If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a "U.S. related person"), they will not be subject to information reporting or backup withholding.

         - If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. related person, they generally will be subject to information reporting (but not backup withholding) unless the Non-U.S. Holder certifies that it is not a U.S. person under penalties of perjury or otherwise establishes an exemption.

         Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder generally will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the required procedures are followed.

         In addition to the foregoing, the amount of interest paid on or with respect to the notes held by each Non-U.S. Holder during each calendar year and the amount of tax, if any, withheld from such payments must be reported to such Non-U.S. Holder and the IRS. Copies of the information returns reporting such interest and withholding also may be made available by the IRS to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND TAX SITUATION. A HOLDER SHOULD CONSULT SUCH HOLDER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                              PLAN OF DISTRIBUTION

         Based on interpretations by the Staff in no-action letters issued to third parties, we believe that you may transfer new notes issued in the exchange offer in exchange for old notes if:

         - you acquire such new notes in the ordinary course of your business, and

         - you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of new notes.

          We believe that you may not transfer new notes issued in the exchange offer in exchange for old notes if you are:

         - our affiliate within the meaning of Rule 405 under the Securities Act of 1933,

         - a broker-dealer that acquired old notes directly from us or one of our affiliates, or

         - a broker-dealer that acquired old notes as a result of market-making or other trading activities without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933.

         The information described above concerning interpretations of and positions taken by the Staff is not intended to constitute legal advice, and broker-dealers should consult their own legal advisors with respect to these matters.

         If you wish to exchange your old notes for new notes in the exchange offer, you will be required to make representations to us as described in "The Exchange Offer--Your Representations to Us" and in the letter of transmittal. In addition, if a broker-dealer receives new notes for its own account in exchange for old notes that it acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such new notes. A broker-dealer may use this

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

prospectus, as we may amend or supplement it, in connection with these resales. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

         We will not receive any proceeds from any sale of the new notes by broker-dealers. New notes that broker-dealers receive for their own account in the exchange offer may be sold from time to time:

         -        in one or more transactions in the over-the-counter market,

         -        in negotiated transactions,

         -        through the writing of options on the new notes, or

         -        through a combination of such methods of resale,

at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of new notes. Any broker-dealer that resells new notes that it received for its own account in the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, and any profit on any such resale of new notes and any commission or concessions that these persons receive may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933.

         For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the noteholders, other than commissions or concessions of any brokers or dealers. We will indemnify the noteholders, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act of 1933.

                              TRANSFER RESTRICTIONS

         The offer and sale of old notes of each series were not registered under the Securities Act of 1933. Accordingly, we offered and sold the old notes only in private sales exempt from or not subject to the registration requirements of the Securities Act of 1933:

         - to qualified institutional buyers under Rule 144A under the Securities Act of 1933, or

         - to non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act of 1933.

          You may not offer or sell those old notes in the United States or to, or for the account or benefit of, U.S. persons except in transactions exempt from or not subject to the registration requirements of the Securities Act of 1933.

                                  LEGAL MATTERS

         The validity of the new notes of each series will be passed upon for us by Baker Botts L.L.P., Houston, Texas.

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                                     EXPERTS

         The consolidated financial statements of CERC and its subsidiaries as of December 31, 2001 and 2002, and for each of the three years in the period ended December 31, 2002, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph referring to the change in CERC's method of accounting for goodwill and certain intangible assets pursuant to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), which are incorporated herein by reference from CERC's Current Report on Form 8-K filed on June 16, 2003, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the periodic reporting and informational requirements of the Securities Exchange Act of 1934, as amended. You may read and copy any document we file with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information regarding the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC's Internet site located at http://www.sec.gov.

         We are "incorporating by reference" into this prospectus information we file with the SEC. This means we are disclosing important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus. Information that we file later with the SEC that is deemed incorporated by reference into this prospectus (but not information filed with or furnished to the SEC and not deemed incorporated) will automatically update and supersede information previously included.

         We are incorporating by reference into this prospectus the documents listed below and any subsequent filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding information deemed to be furnished and not filed with the SEC) until the date the offering made in this prospectus terminates. The documents we incorporate by reference are:

         - our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (referred to in this prospectus as our "2002 Form 10-K");

         -        our Current Reports on Form 8-K dated March 18, 2003 and April
                  7, 2003;

         - our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003;

         - our Current Report on Form 8-K dated June 16, 2003 (referred to in this prospectus as our "June 16, 2003 Form 8-K");

         - our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003;

         -        Item 5 of our Current Report on Form 8-K dated September 15,
                  2003;

         -        our Current Report on Form 8-K dated October 29, 2003; and

         - our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 (referred to in this prospectus as our "Third Quarter 2003 Form 10-Q").

         Our June 16, 2003 Form 8-K contains "Management's Narrative Analysis of the Results of Operations" and "Financial Statements and Supplementary Data of the Company" from our 2002 Form 10-K with revisions to give effect to certain accounting policies as described in our 2002 Form 10-K.

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

         You may also obtain a copy of our filings with the SEC at no cost, by writing to or telephoning us at the following address:

                       CenterPoint Energy Resources Corp.
                          c/o CenterPoint Energy, Inc.
                             Attn: Investor Services
                                  P.O. Box 4567
                            Houston, Texas 77210-4567
                                 (713) 207-3060

         This prospectus is part of a registration statement that we have filed with the SEC relating to the new notes. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement and the exhibits and schedules for more information about us and the new notes.

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================================================================================

                                  $922,000,000

                       CENTERPOINT ENERGY RESOURCES CORP.

                                OFFER TO EXCHANGE


      7.875% SENIOR NOTES DUE 2013,                 5.95% SENIOR NOTES DUE 2014,
                SERIES B                                      SERIES B
           FOR ALL OUTSTANDING                          FOR ALL OUTSTANDING
      7.875% SENIOR NOTES DUE 2013,                 5.95% SENIOR NOTES DUE 2014,
                SERIES A                                      SERIES A

                                   PROSPECTUS

                                DECEMBER 3, 2003

================================================================================